As filed with the Securities and Exchange Commission on December 16 , 2013	Registration No. 333-191440

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

 FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

 GUARANTY FEDERAL BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Delaware	6022	43-1792717
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1341 West Battlefield

Springfield, Missouri 65807

(417) 520-4333

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shaun A. Burke, President and CEO

Guaranty Federal Bancshares, Inc.

1341 West Battlefield

Springfield, Missouri 65807

(417) 520-4333

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig A. Adoor, Esq. Husch Blackwell LLP 190 Carondelet Plaza, Suite 600 St. Louis, Missouri 63105 (314) 480-1500	Robert M. Fleetwood, Esq. Barack Ferrazzano Kirschbaum & Nagelberg LLP 200 West Madison Street, Suite 3900 Chicago, Illinois 60606 (312) 984-3100

Approximate date of commencement of proposed sale to the public: as soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. 

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. 

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. 

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. 

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated Filer [ ]
Non-accelerated filer [ ]	Smaller reporting company [X]
(Do not check if a smaller reporting company)

 CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee (3)
Common Stock, $0.10 par value	—	—	$23,000,000	$3,137

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of shares that the underwriter has the option to purchase to cover over-allotments, if any.
(3)	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

 Subject to Completion, Dated December 16 , 2013

PRELIMINARY PROSPECTUS

  Shares of Common Stock

GUARANTY FEDERAL BANCSHARES, INC.

This prospectus relates to the public offering of               shares of the common stock, $0.10 par value per share, of Guaranty Federal Bancshares, Inc., a bank holding company headquartered in Springfield, Missouri (the “Company”), at a price of $           per share. Our common stock is quoted on the NASDAQ Global Market under the symbol “GFED.” On           , 2013, the last reported sale price of our common stock on the NASDAQ Global Market was $          per share.

Investing in our common stock involves risks. You should read the “Risk Factors” section beginning on page 9 of this prospectus, page 32 of our Annual Report on Form 10-K for the year ended December 31, 2012 and page 38 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 before making a decision to invest in our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us, before expenses	$	$

The underwriter also may purchase up to an additional           shares of our common stock within 30 days of the date of this prospectus to cover over-allotments, if any.

None of the Securities and Exchange Commission (the “SEC”), the Federal Deposit Insurance Corporation (the “FDIC”), the Board of Governors of the Federal Reserve System (the “Federal Reserve”), any state or other securities commission or any other federal or state bank regulatory agency has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The securities are not savings accounts, deposits or other obligations of any bank, thrift or other depositary institution and are not insured or guaranteed by the FDIC or any other governmental agency or instrumentality.

The offering price per share to the public will be agreed to by the underwriter and us. At the time that the offering price per share to the public is determined, we will enter into a firm commitment underwriting agreement with the underwriter.

The underwriter expects to deliver the shares of common stock in book-entry form through the facilities of The Depository Trust Company and its participants against payment on or about _______, 2013.

_________________________

RAYMOND JAMES

The date of this prospectus is _______, 2013.

[Map Graphic]

TABLE OF CONTENTS

Prospectus

Contents

ABOUT THIS PROSPECTUS	i
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	i
WHERE YOU CAN FIND MORE INFORMATION	ii
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	iv
PROSPECTUS SUMMARY	1
RISK FACTORS	9
USE OF PROCEEDS	21
CAPITALIZATION	22
DIVIDEND POLICY	24
PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION	24
DESCRIPTION OF CAPITAL STOCK	25
UNDERWRITING	34
LEGAL MATTERS	36
EXPERTS	36

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this prospectus and any free writing prospectus we authorize to be delivered to you. We have not, and the underwriter has not, authorized anyone to provide you with additional information or information different from that contained in or incorporated by reference into this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. To the extent information in this prospectus and any free writing prospectus is inconsistent with any of the documents incorporated by reference into this prospectus and any free writing prospectus, you should rely on this prospectus and any free writing prospectus. We are offering to sell, and seeking offers to buy, our common stock only in states where those offers and sales are permitted. You should assume that the information contained in or incorporated by reference into this prospectus and any free writing prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

You should read this prospectus, all of the information incorporated by reference into this prospectus and the additional information about us described in the section entitled “Where You Can Find More Information” beginning on page ii before making your investment decision.

Neither we, nor any of our officers, directors, agents or representatives or the underwriter, make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

In this prospectus, we rely on and refer to information and statistics regarding the banking industry and banking markets in Missouri. We obtained this market data from independent publications or other publicly available information. In addition, the sources of the demographic information that we have included in our discussion of our market areas in this prospectus include United States Census Bureau, economic development authorities and chamber of commerce materials. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

In this prospectus, we frequently use the terms “we,” “our,” “us” and the “Company” to refer to Guaranty Federal Bancshares, Inc., Guaranty Bank, and other subsidiaries which we own as a combined entity, except where it is clear that the terms mean only Guaranty Federal Bancshares, Inc. We also use the term the “Bank” to refer to Guaranty Bank.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Company may from time to time make written or oral “forward-looking statements,” including statements contained in the Company’s filings with the SEC, in its reports to stockholders and in other communications by the Company, which are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  When used in this prospectus, words such as “anticipates,” “estimates,” “believes,” “expects,” and similar expressions are intended to identify such forward-looking statements but are not the exclusive means of identifying such statements.

 i

These forward-looking statements involve risks and uncertainties, such as statements of the Company’s plans, objectives, expectations, estimates and intentions, that are subject to change based on various important factors (some of which are beyond the Company’s control).  The following factors, among others, could cause the Company’s financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements:

●	the strength of the United States economy in general and the strength of the local economies in which we conduct operations;

●	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve, inflation, interest rates, market and monetary fluctuations;

●

the timely development of and acceptance of new products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors’ products and services;

●	the willingness of users to substitute competitors’ products and services for our products and services;

●	our success in gaining regulatory approval of our products and services, when required;

●	the impact of changes in financial services laws and regulations (including laws concerning taxes, banking, securities and insurance);

●	technological changes;

●	the ability to successfully manage and integrate any future acquisitions if and when our board of directors and management conclude any such acquisitions are appropriate;

●	changes in consumer spending and saving habits;

●	our success at managing the risks resulting from these factors; and

●	other factors set forth in reports and other documents filed by the Company with the SEC from time to time.

For further information about these and other risks, uncertainties and factors, please review the disclosure under the heading “Risk Factors” beginning on page 9 of this prospectus and the information under the heading “Risk Factors” beginning on page 32 of our Annual Report on Form 10-K for the year ended December 31, 2012 and page 38 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.

The Company cautions that the listed factors are not exclusive.  The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file with the SEC proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as required of a U.S. listed company. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov or on our website at www.gbankmo.com. However, the information on, or that can be accessible through, our website does not constitute a part of, and is not incorporated by reference in, this prospectus. Written requests for copies of the documents we file with the SEC should be directed to Vicki L. Lindsay, Secretary, Guaranty Federal Bancshares, Inc., 1341 W. Battlefield St., Springfield, MO 65807-4181.

This prospectus is part of a registration statement on Form S-1 filed by us with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). As permitted by the SEC, this prospectus does not contain all the information in the registration statement filed with the SEC. For a more complete understanding of this offering, you should refer to the complete registration statement, including exhibits, on Form S-1 that may be obtained as described above. Statements contained in this prospectus about the contents of any contract or other document are not necessarily complete. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the contract or other document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual contract or other document.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information that we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents (other than information “furnished” rather than “filed” in accordance with SEC rules):

●	the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012;

●	the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013; June 30, 2013; and September 30, 2013;

●	the Company’s Current Reports on Form 8-K filed on February 8, 2013; May 15, 2013; May 28, 2013; and September 30, 2013; and

●	the Company’s Definitive Proxy Statement related to its 2013 Annual Meeting of Stockholders, as filed with the SEC on April 22, 2013.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus and a copy of any or all other contracts or documents which are referred to in this prospectus. Requests should be directed to: Vicki L. Lindsay, Secretary, Guaranty Federal Bancshares, Inc., 1341 W. Battlefield St., Springfield, MO 65807-4181, Telephone: (417) 520-4333.

Prospectus Summary

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision to purchase our common stock. You should carefully read this entire prospectus, as well as the information incorporated by reference herein, before deciding whether to invest in our common stock. You should carefully consider the section entitled “Risk Factors” on page 9 of this prospectus and the documents incorporated by reference herein to determine whether an investment in our common stock is appropriate for you.

The Company

Guaranty Federal Bancshares, Inc. is a bank holding company headquartered in Springfield, Missouri. Our wholly-owned subsidiary, Guaranty Bank, operates nine branches in Greene and Christian Counties in southwest Missouri, primarily concentrated in the Springfield, Missouri market and one loan production office in Webster County. We are a community-oriented financial institution that offers traditional banking services for individuals and small to medium sized businesses in our markets. We seek to be the provider of choice for financial solutions to customers in our markets who value exceptional personalized service and local decision making.

The Company was formed in 1997 in conjunction with a plan of reorganization involving the Bank and its then existing mutual holding company. Our Bank was established in 1913 as Guaranty Savings and Loan Association, became Guaranty Federal Savings and Loan in 1935 and was renamed Guaranty Bank when it converted from a federal savings bank to a state-chartered trust company with banking powers in 2003. Currently, the Bank is regulated by the Missouri Division of Finance (“MDF”) and the FDIC.

As of September 30, 2013, on a consolidated basis, we had total assets of $640.5 million, total gross loans of $468.1 million, total deposits of $510.7 million and tangible common equity of $37.7 million. For the three months ended September 30, 2013, net income available to common stockholders was $1.1 million, diluted earnings per common share was $0.41 and our annualized return on average assets was 0.85%. Also, at September 30, 2013, our Tier 1 leverage capital ratio was 10.58%, Tier 1 risk-based capital ratio was 13.22% and total risk-based capital ratio was 14.47%.

Like many commercial banks in our market, our loan portfolio is comprised of different types of industries, but commercial real estate lending is a significant portion of our business. We were not immune to asset quality issues as a result of the very challenging economic environment and real estate market that began in 2008. This created loan losses over the last several years that were above historical levels. Our nonperforming assets peaked at $42.1 million at June 30, 2012. We have made significant progress since then, having reduced nonperforming assets to $22.5 million at September 30, 2013. Also, the general component of our allowance for loan losses declined specifically in the commercial real estate category due to reductions in the historical charge-off losses experienced over the prior years which we consider a significant achievement. While a few disparate asset issues remain outstanding, we feel that we are properly reserved and well positioned to build on our recent strong earnings performance and grow profitability going forward.

Summary Financial Highlights

The following table presents summary financial information as of or for the three months ended September 30, 2013 and 2012 and each of the three years ended December 31, 2012.

	As of or For the
	Quarter Ended September 30,		As of or For the Year Ended December 31,
	2013	2012	2012	2011	2010
Balance Sheet Data:	(Unaudited)		(Dollar Amounts in Thousands, Except Per Share Data)
Total Assets	$640,503	$653,584	$660,432	$648,506	$682,668
Net Loans	459,594	466,266	468,376	482,664	504,665
Total Deposits	510,724	493,377	500,015	484,584	480,694
Tangible Common Equity to Tangible Assets	5.89%	5.85%	5.92%	5.83%	5.26%

Performance Data:
Net Income	$1,346	$(717)	$1,944	$3,836	$1,131
Return on Average Assets (1)	0.85%	(0.44%)	0.30%	0.57%	0.16%
Net Interest Margin (2)	3.39%	3.34%	3.40%	3.29%	2.59%

Asset Quality Data:
Nonperforming Assets	$22,519	$24,142	$19,861	$27,014	$33,552
Nonperforming Assets to Total Assets	3.52%	3.69%	3.01%	4.17%	4.91%

(1) Net income divided by average total assets.
(2) Net interest income divided by average interest-earning assets.

Background of the Offering

On January 30, 2009, as part of the U.S. Department of the Treasury’s Troubled Asset Relief Program’s Capital Purchase Program (“CPP”), we sold to the United States Department of the Treasury (“Treasury”) 17,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $1,000 liquidation preference per share (the “Series A Preferred Stock”). On June 13, 2012, we repurchased 5,000 shares of the Series A Preferred Stock held by Treasury. On April 29, 2013, Treasury sold its remaining 12,000 shares of our Series A Preferred Stock to six parties unrelated to us.

As of the date of this prospectus, we have outstanding 12,000 shares of Series A Preferred Stock, with a liquidation preference amount of $1,000 per share. In February of 2014, our coupon rate on the Series A Preferred Stock will accelerate to 9.0% from its current rate of 5.0%. We are conducting this offering primarily to provide us with additional capital to redeem all outstanding shares of the Series A Preferred Stock and to increase the amount of common equity in our capital structure. Subject to the completion of this offering and the receipt of all required regulatory approvals, we intend to repurchase all of the outstanding Series A Preferred Stock through the exercise of the redemption right that we have under the terms of the Series A Preferred Stock. See “Use of Proceeds” beginning on page 21 below.

In order for the Company to redeem all of its Series A Preferred Stock, we must submit a request to the Federal Reserve Bank of St. Louis (the “FRB”) for approval to redeem all of the Company’s 12,000 shares of its outstanding Series A Preferred Stock. We also will notify the FDIC and the MDF on the request. The request will include documentation certifying that sufficient funds have been raised and are available to pay the redemption price. Additionally, the request will include:

●

actual calculations for each of the Bank and the Company on a consolidated basis of their respective Tier 1 leverage capital ratio, Tier 1 risk-based capital ratio, and total risk-based capital ratio as of a specified date;

●

pro forma calculations for the Company on a consolidated basis of its Tier 1 leverage capital ratio, Tier 1 risk-based capital ratio, and total risk-based capital ratio reflecting the preferred stock redemption; and

●

projected consolidated capital ratio calculations for each of the Bank and the Company on a consolidated basis for December 31, 2013 and December 31, 2014, both on an expected case basis and a stressed case basis.

There can be no assurance that the FRB will approve our request to redeem all of the Series A Preferred Stock. Once we receive the approval of the FRB to redeem the Series A Preferred Stock, we will provide the holders of the Series A Preferred Stock with a formal notice of redemption and will work with the holders of the Series A Preferred Stock to effect the redemption as soon as practicable.

We intend to use the remaining proceeds of the offering for working capital and for general corporate purposes, including to support organic growth and, potentially, acquisitions in the future to expand our market area and product offerings. While we are not in discussions with any particular acquisition target at this time, we may use a whole bank acquisition as an opportunity to acquire complementary non-interest income generating products such as trust, asset management or insurance that we currently do not offer. See “Our Business Strategy” beginning on page 5 and “Use of Proceeds” beginning on page 21 below.

Our Markets

All 10 of the Bank’s facilities are located within the Springfield, Missouri Metropolitan Statistical Area (the “Springfield MSA”) which had an aggregate population of 444,617 and total deposits of $7.9 billion at June 30, 2012. Our primary market within the Springfield MSA is the city of Springfield where we hold the fourth highest deposit market share and operate six branches in which approximately 90% of our deposits are domiciled. Springfield had a population of 162,191 and total deposits of $5.5 billion at June 30, 2012.

The Springfield MSA is an attractive banking market that combines a low unemployment rate with a diversified and stable local economy. At October 31, 2013, the Springfield MSA’s unemployment rate of 4.7% was well below the Missouri rate of 6.5% and the national rate of 7.3%. The principal components of the Springfield MSA economy are service industries, education, health care, retail industries and light manufacturing. Springfield is a regional health care hub for surrounding markets with two large regional hospitals. In addition, the area is home to Missouri State University and four accredited colleges that have a combined enrollment of over 45,000. Our local area serves as the corporate headquarters for Bass Pro, Inc., O’Reilly Automotive, Inc. and Expedia, Inc. Part of the area’s growth can be attributed to its proximity to Branson, Missouri, which has developed a strong tourism industry related to country music and entertainment. Branson is located 30 miles south of Springfield, and attracts between five and six million tourists each year, many of whom pass through Springfield.

Our Management Team

Our leadership structure has materially evolved from the mutually-owned savings bank that fully converted to stock form in 1997. Eight of our nine board members have joined the Company since our conversion. The board hired Shaun Burke, our Chief Executive Officer, in 2004 to continue this evolution from a savings bank to a commercial bank. Since his hiring, Mr. Burke has assembled a strong management team by focusing on hiring individuals with diversified banking experiences in the local market that have the energy and drive to take our Company to the next level.

The members of our management team all have significant experience in the financial services industry. They have been able to leverage that experience to provide a greater level of expertise to our community bank operations. Combined, our management team has over 138 years of banking and financial services experience:

Executive (age)	Years of Experience	Years of Experience in Springfield, MO	Previous Employers (years)
Shaun Burke (50) Chief Executive Officer	30	30	Boatmen’s Bank (14) Signature Bank (7)

Carter Peters (44) Chief Financial Officer	21	21	BKD, LLP (11) Southern Missouri Bank (2)

H. Michael Mattson (60) Chief Lending Officer	36	28	United Kansas Bank (8) Mercantile Bank (8) Boatmen’s Bank (4) Metropolitan National Bank (4) Liberty Bank (5)

Sheri Biser (50) Chief Credit Officer	27	27	Mercantile Bank (14) Metropolitan National Bank (8)

Robin E. Robeson (47) Chief Operating Officer	24	18	Boatmen’s Bank (3) Commerce Bank (15) Duck Creek Software (3)

Our Competitive Strengths

We believe we distinguish ourselves from our competitors through the following competitive strengths:

Franchise Value Built on Relationships. The Company is dedicated to being the provider of choice for financial solutions to local businesses, professionals and other individuals in our markets who want to bank with an institution that offers local decision-making and individualized service. We believe that we present a natural alternative to the larger regional and national competitors for customers who prefer “high touch” customer service and that our service level is valued by our customers. We believe that this business philosophy enables us to build long-term relationships with desirable customers, which enhances the quality and stability of our funding and lending operations.

Core Funding Strength. Customer deposits are our primary source of funds. Core deposits, which exclude certificates over $100,000 and brokered deposits, comprised 87.3% of our total deposits as of September 30, 2013. Non-interest bearing, NOW, money-market and savings accounts were $379.0 million, or approximately 74.2%, of our deposit base at September 30, 2013, having grown by $39.2 million or 11.5% since September 30, 2012. With a total cost of interest-bearing deposits of 0.63% for the three months ended September 30, 2013 and a modest 18.8% of our deposit base in traditional certificate form at September 30, 2013, we are confident that our funding structure will be a source of strength in the future.

Balanced Loan Portfolio. We have developed a loan portfolio to create a commercial bank loan composition that is not highly concentrated in any one type or sector of the economy. At September 30, 2013, our loan portfolio consisted of 20.8% commercial and industrial, 20.0% single family, 10.4% multi-family, 36.8% commercial real estate and 8.4% construction and development loans.

Profitable Core Banking Operations.  Like many financial institutions in the market downturn that began in 2008, including in our market area, our recent earnings performance has been negatively impacted by elevated loan loss provisions and non-interest expenses as we have dealt with our elevated nonperforming assets.  We believe the negative earnings pressures from our asset quality issues are in our past.  In the three months ended September 30, 2013, we reported an income statement that was void of these issues and that we believe is reflective of our future earnings power.   We believe that the availability of a portion of the proceeds of this capital raise for potential future acquisitions will allow for future growth that will improve both of these measures.

Experienced and Energized Management Team. Our management team includes executives with extensive experience in the banking industry and significant connections to our Missouri markets. We are committed to the long term growth of our franchise as we expand our customer base and product offerings. Our board and management team are particularly excited about this capital offering, as we intend to use a portion of the proceeds to help support our growth.

Ability to Attract and Retain Talented Banking Professionals. Integral to the continued implementation of our plan to grow our business and expand our market area will be our ability to attract and retain new talent. Evidenced by the experienced banking professionals we have already hired, we believe we have the ability to recruit and hire the type of banking and management talent that will be necessary to contribute to the future growth in asset quality and expanded banking services and to manage it effectively. We recently hired an experienced recruiter to find the banking and management talent we will need going forward.

Our Business Strategy

The Company is focused on growing business relationships and building core deposits, profitable loans and non-interest income. We believe that we have built a solid franchise that meets the financial needs of our clients by providing an array of personalized products and services delivered by seasoned banking professionals with decisions made at the local level. Our overall strategic goal is to provide the highest level of service to our customers and to be a high-performing financial institution. Our specific business strategies include:

Produce Profitable Organic Growth. We believe that we can attract new customers and expand our total loans and deposits within our existing market areas consistent with our capital raising intentions. Further, we believe that the Tier 1 common equity resulting from this offering will provide us with a more sound capital foundation upon which to prudently grow our balance sheet going forward.

Acquisitions of Banks or Complementary Business Lines. We expect the persistent challenges presented by the economic climate coupled with the significant legislation and regulation enacted in response to the current economic crisis, along with increased compliance costs and an accelerated need for economies of scale, will encourage many smaller financial institutions to seek a merger partner. In the past few years, as we assembled our current management team, we had neither the currency nor the capital to realistically participate in the merger arena. With the excess capital and increased liquidity in our stock that this offering will provide coupled with the extensive relationships we have developed with local community bankers throughout our careers, we are confident that we will be an attractive merger partner for institutions with total assets between $100 million and $300 million. Within 50 miles of Springfield, 16 community banks exist that fit our asset size criteria. Broadening our range to 100 miles increases the number of institutions to 66.

In addition, while we offer a competitive array of banking services to assist our commercial clients, we do not offer non-interest products such as trust, asset management or insurance. While we would like to offer these services to increase our profitability and we have experience in these fields within our management team, we do not anticipate developing these businesses from within. We would look to acquire these businesses as stand-alone entities or as part of a whole bank acquisition. We are confident that we would be able to leverage any acquisition in these spaces with our existing customer base to provide for meaningful financial returns.

Notwithstanding the future possibilities discussed above, we have no current plans, arrangements, and/or understandings to engage in any mergers with another entity or make any material acquisitions.

Maintain Financial Discipline. We are committed to being a high performing financial institution and will look to expand our franchise, but only in a disciplined manner. We plan to grow the loan portfolio, open new branches and consider new acquisitions only after rigorous due diligence and substantial quantitative analysis regarding the financial and capital impacts of such transactions. Our experience with our asset quality issues in the recent economic crisis has given us a hardened appreciation for the values of a clean portfolio and quality loan assets. We will not reduce our credit standards or pricing discipline to generate new loans or make acquisitions. We believe that maintaining our financial discipline will generate long-term stockholder value.

Recent Developments

The Bank’s Employee Stock Ownership Plan (the “ESOP”) is a tax-qualified retirement plan sponsored and maintained by the Bank for the benefit of employees of the Company and the Bank. Effective as of December 31, 2012, the Bank’s board of directors approved the termination of the ESOP. Prior to distributing participant account balances held under the ESOP, the Bank allocated any unallocated shares held by the ESOP as of December 31, 2012. The Bank also submitted to the Internal Revenue Service an application for a determination letter in connection with the termination of the ESOP. By letter dated September 9, 2013, the Service indicated that, based upon the information contained in the Bank’s application, it had determined that the termination of the ESOP does not adversely affect its qualification for federal tax purposes. Based on the Service’s issuance of a favorable determination letter, the Bank is now proceeding to make distributions of all account balances held under the ESOP. The Bank anticipates that all distributions will be completed on or before December 31, 2013. As of September 9, 2013, the ESOP held 233,224 shares of the Company’s common stock and had 145 participants.

Corporate Information

Our principal executive offices are located at 1341 West Battlefield, Springfield, Missouri 65807, and the telephone number is (417) 520-4333. Our website is www.gbankmo.com. The information on our website does not constitute a part of, and is not incorporated by reference in, this prospectus.

Our common stock trades on the Nasdaq Global Market under the ticker symbol “GFED.”

The Offering

Common stock offered	shares ( shares if the underwriter exercises its over-allotment option in full).

Common stock outstanding after the offering (1)(2)	shares ( shares if the underwriter exercises its over-allotment option in full).

Net proceeds

The net proceeds of this offering to us will be approximately $       million after deducting underwriting discounts and commissions and the offering expenses payable by us. The amount of net proceeds will be approximately $       million if the underwriter exercises its over-allotment option in full.

Use of proceeds

We intend to use the proceeds of the offering to redeem all of the Series A Preferred Stock, and to use the remainder for working capital and for general corporate purposes, including to support organic growth and, potentially, acquisitions in the future to expand our market area or product offerings.

We intend to repurchase our Series A Preferred Stock through the exercise of the redemption right that we have under the terms of the Series A Preferred Stock. Any redemption of the Series A Preferred Stock by the Company would require regulatory approval. We can make no assurances as to when, or if, we will receive such approvals.

The redemption of the Series A Preferred Stock will require the use of $12.0 million which is the aggregate liquidation value of the 12,000 shares outstanding, which amount does not include the accrued dividends thereon to be paid through the date of redemption which cannot be calculated until the date of redemption is known. We intend to use the remaining proceeds of this offering for working capital and for general corporate purposes. If we were to conclude that we will not receive such approvals within a reasonable period of time, then we may decide to use the proceeds of this offering that would otherwise have been used for the repurchase of the Series A Preferred Stock, instead for working capital and for general corporate purposes, including potential future acquisitions. See “Use of Proceeds” beginning on page 21 below.

Dividend policy	We are not currently paying any cash dividends on our common stock and our ability to pay cash dividends is limited by the factors described under “Dividend Policy” beginning on page 24 below.

NASDAQ Global Market Symbol	GFED

Risk factors

Investing in our common stock involves risks. You should carefully consider the information under “Risk Factors” beginning on page 9 below and the other information included in or incorporated by reference into this prospectus before making an investment decision.

(1) The number of shares outstanding immediately after the closing of this offering is based on          shares outstanding as of         , 2013.

(2) Unless otherwise indicated, the number of shares of common stock presented in this prospectus does not include: (i)          shares of common stock issuable pursuant to the exercise of the underwriter’s over-allotment option; and (ii)          shares reserved for issuance upon exercise of stock options with a weighted-average exercise price per share of $         which have been granted and remained outstanding as of         , 2013.

As of , 2013, our directors and executive officers beneficially owned approximately shares of common stock ( % of our outstanding common stock, which includes ESOP shares allocated to each individual’s account). Our directors and executive officers may purchase additional shares in this offering. The directors and executive officers currently intend to purchase, in the aggregate, approximately 50,000 shares in the offering, which would change their beneficial ownership percentage to % if shares are sold in the offering.

These prospective purchasers have the right to purchase these shares, but are under no obligation to purchase any shares in the offering and their interest in purchasing shares in this offering is not a commitment to do so. Any shares purchased by such directors and officers will be subject to lock-up restrictions described in the section entitled “Underwriting” beginning on page 34 below.

Summary Consolidated Financial Data

The following tables present our summary consolidated financial data as of or for the nine months ended September 30, 2013 and 2012 and each of the five years ended December 31, 2012. Financial data as of or for the nine months ended September 30, 2013 and 2012 is derived from our unaudited consolidated financial statements, and financial data as of or for each of the five years ended December 31, 2012 is derived from our audited consolidated financial statements. You should read this table together with the historical consolidated financial information contained in our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 28 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and beginning on page 5 of our 2012 Annual Report, filed as Exhibit 13 to our Annual Report on Form 10-K for the year ended December 31, 2012, which have been filed with the SEC and are incorporated by reference in this prospectus.

	As of or For the
	Nine Months Ended September 30,		As of or For the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Selected Balance Sheet Data:	(Unaudited)		(Dollar Amounts in Thousands, Except Per Share Data)
Total assets	$640,503	$653,584	$660,432	$648,506	$682,668	$737,780	$675,670
Net loans	459,594	466,266	468,376	482,664	504,665	528,503	558,327
Total deposits	510,724	493,377	500,015	484,584	480,694	513,051	447,079
Total borrowings	78,415	108,515	108,515	108,515	148,265	171,265	187,651
Total common shareholder's equity	37,729	38,250	39,079	37,809	35,891	35,536	37,313
Total preferred equity	11,935	11,741	11,789	16,426	16,150	15,875	-

Operating Data:
Interest income	$19,236	$20,559	$27,606	$30,376	$32,331	$33,873	$36,363
Interest expense	3,939	5,286	6,858	9,611	14,806	20,527	19,524
Net interest income	15,297	15,273	20,748	20,765	17,525	13,346	16,839
Provision for loan losses	850	5,600	5,950	3,350	5,200	6,900	14,744
Net interest income after provision for loan losses	14,447	9,673	14,798	17,415	12,325	6,446	2,095
Noninterest income	4,580	2,264	3,256	4,485	4,279	4,240	2,316
Noninterest expense	13,968	12,053	16,241	17,361	15,530	15,161	12,760
Income (loss) before income taxes	5,059	(116)	1,813	4,539	1,074	(4,475)	(8,349)
Provision (credit) for income taxes	1,193	(578)	(131)	703	(57)	(2,134)	(2,989)

Net income (loss)	$3,866	$462	$1,944	$3,836	$1,131	$(2,341)	$(5,360)
Preferred stock dividends and discount accretion	596	878	1,077	1,126	1,126	1,032	-
Net income (loss) available to common shareholders	$3,270	$(416)	$867	$2,710	$5	$(3,373)	$(5,360)

Per Share Data:
Diluted income (loss) per common share	$1.16	$(0.15)	$0.30	$1.01	$-	$(1.29)	$(2.06)
Tangible book value per common share	$13.81	$14.05	$14.34	$14.07	$13.51	$13.49	$14.28
Average share outstanding , basic	2,734,487	2,712,446	2,715,186	2,675,654	2,644,355	2,622,895	2,604,440
Average share outstanding , diluted	2,812,559	2,712,446	2,859,929	2,676,480	2,644,355	2,622,895	2,604,440

Performance Ratios:
Return on average assets (1)	0.80%	0.09%	0.30%	0.57%	0.16%	-0.32%	-0.83%
Return on average equity (2)	10.21%	1.15%	3.67%	7.08%	2.12%	-4.48%	-13.02%
Net interest margin (3)	3.38%	3.37%	3.40%	3.29%	2.59%	1.86%	2.71%
Efficiency ratio (4)	70.27%	68.73%	67.66%	68.76%	71.23%	86.21%	66.61%

Asset Quality Ratios:
Nonperforming assets to total assets	3.52%	3.69%	3.01%	4.17%	4.91%	5.56%	3.90%
Nonperforming loans to total loans	3.98%	3.85%	3.21%	3.45%	4.44%	6.32%	3.60%
Net charge-offs to average total loans, net	0.32%	2.14%	1.68%	1.19%	1.25%	1.86%	0.70%
Allowance for loan losses to total loans	1.81%	1.80%	1.83%	2.15%	2.53%	2.59%	2.91%
Allowance for loan losses to nonperforming assets	37.63%	35.11%	44.01%	39.29%	38.99%	34.29%	63.49%

Capital Ratios:
Tangible common equity to tangible assets	5.89%	5.85%	5.92%	5.83%	5.26%	4.82%	5.52%
Leverage ratio	10.58%	9.72%	9.91%	10.42%	9.31%	8.81%	7.51%
Tier 1 risk-based capital ratio	13.22%	12.89%	13.25%	13.19%	12.06%	11.19%	8.92%
Total risk-based capital ratio	14.47%	14.14%	14.50%	14.44%	13.32%	12.45%	10.19%

(1) Net income (loss) divided by average total assets.
(2) Net income (loss) divided by average stockholder's equity.
(3) Net interest income divided by average interest-earning assets.
(4) Non-interest expense divided by the sum of net interest income plus non-interest income.

RISK FACTORS

An investment in our common stock involves certain risks and uncertainties. The material risks and uncertainties that management believes affect your investment in our common stock are described below, and in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 incorporated by reference herein. Before making an investment decision, you should carefully consider the risks and uncertainties described below and information included or incorporated by reference in this prospectus. The risks described below are not the only ones we face in our business. In addition to the risks and uncertainties described below, other risks and uncertainties not currently known to us or that we currently believe to be immaterial also may impair our business operations.  If any of the following risks or uncertainties are realized, our business, financial condition, capital levels, cash flows, liquidity, results of operations and prospects could be materially and adversely affected and the market price of our common stock could decline significantly and you could lose some or all of your investment.

Risk Factors Related to Our Business

Our business has been and may continue to be adversely affected by conditions in the financial markets and economic conditions generally.

Since late 2007, the U.S. economy has generally experienced challenging economic conditions. Business activity across a range of industries and regions remains reduced from historical levels, and some businesses have experienced difficulty in remaining profitable. Likewise, many local governments have been experiencing lower tax revenues, impacting their ability to cover costs. Unemployment also generally increased during this period and remains at elevated levels. For the past few years, the financial services industry has generally been affected by significant declines in the values of many significant asset classes, reduced levels of liquidity and the lack of opportunities to originate new loans.

As a result of these economic conditions, the Bank experienced declines in the performance of its loans from historical norms. In addition, these economic conditions have also resulted in a decline of the values of real estate collateral supporting many of the Bank’s loans, and this decline may continue. If the overall economic climate in the United States, generally, or our market areas, specifically, fails to continue to improve or declines further, this may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provisions for credit losses. A worsening of these conditions likely would exacerbate the adverse effects of the recent market conditions on us.

Our loan/lease portfolio is comprised in part of commercial real estate loans, which involve risks specific to real estate values.

Commercial real estate lending comprises a significant portion of our lending business. Specifically, commercial real estate loans were $171.9 million, or approximately 36.8% of our total loan/lease portfolio, as of September 30, 2013. Of this amount $63.0 million, or approximately 36.7%, was owner occupied. The market value of real estate securing our commercial real estate loans can fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located, and in the past several years our market areas have experienced a general weakening in real estate valuations. Continued adverse developments affecting real estate values in one or more of our markets could increase the credit risk associated with our loan portfolio. Additionally, real estate lending typically involves higher loan principal amounts and the repayment of the loans generally is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Economic events or governmental regulations outside of the control of the borrower or lender could negatively impact the future cash flow and market values of the affected properties.

The problems that have occurred in the residential real estate and mortgage markets throughout much of the United States in recent years also affected the commercial real estate market. Our operations are heavily concentrated in Greene and Christian Counties, which are in the southwestern corner of Missouri, including the cities of Springfield, Nixa and Ozark, Missouri (our “Market Area”). In our Market Area, we generally experienced a downturn in credit performance by our commercial real estate loan customers in recent years relative to historical norms. Despite recent improvements in certain aspects of the economy, a level of uncertainty continues to exist in the economy and credit markets nationally and in our Market Area, and there can be no guarantee that we will not experience further deterioration in the performance of commercial real estate and other real estate loans in the future. In such case, we may not be able to realize the amount of security that we anticipated at the time of originating the loan, including the support of personal guarantees, if any, which could cause us to increase our provision for loan losses and adversely affect our operating results, financial condition and/or capital.

Rapidly changing interest rate environments could reduce net interest margin and otherwise negatively impact our results of operations.

Interest and fees on loans and securities, net of interest paid on deposits and borrowings, are a large part of our net income. Interest rates are the key drivers of the Company’s net interest margin and are subject to many factors beyond the control of management. As interest rates change, our net interest income is affected. Rapid increases in interest rates in the future could result in our interest expense increasing faster than interest income because of mismatches in the maturities of the Company’s assets and liabilities. Furthermore, substantially higher rates generally reduce loan demand and may result in slower loan growth for us. Decreases or increases in interest rates could have a negative effect on the spreads between our interest rates earned on assets and our rates of interest paid on liabilities, and therefore decrease our net interest income.

Interest rate changes may affect borrowers’ repayment schedules, negatively impacting our financial condition.

Interest rate increases often result in larger payment requirements for our borrowers, which increases the potential for default. At the same time, the marketability of underlying collateral may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on certain of our loans as borrowers refinance at lower rates. Fluctuation in interest rates may therefore change borrowers’ timing of repayment of, or ability to repay, loans, which could have a material adverse impact on our financial condition.

Changes in interest rates could negatively impact our nonperforming assets, decreasing net interest income.

Changes in interest rates also can affect the value of loans. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in our nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. Subsequently, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income.

The financial condition of the Bank’s customers and borrowers could adversely affect the Bank’s liquidity.

Two of the Bank’s primary source of funds are customer deposits and loan repayments. Though scheduled loan repayments are a relatively stable source of liquidity, they are subject to the ability of the borrowers to repay their loans. The ability of the borrowers to repay their loans can be adversely affected by a number of factors, including changes in the economic conditions, adverse trends or events affecting the business environment, natural disasters and various other factors. Customer deposit levels may be affected by a number of factors, including the competitive interest rate environment in both the national market and our Market Area, local and national economic conditions, natural disasters and other various events.

A decrease in cash flows from our investment portfolio may adversely affect our liquidity.

Another primary source of liquidity for the Bank is cash flows from investment instruments. Cash flows from the investment portfolio may be affected by changes in interest rates, resulting in excessive levels of cash flow during periods of declining interest rates and lower levels of cash flow during periods of rising interest rates. These changes may be beyond our control and could significantly influence our available cash.

Difficult U.S. economic conditions could adversely affect the Company’s ability to borrow or raise capital.

As discussed above, since late 2007, the U.S. economy has experienced challenging economic conditions. As a result of such market conditions, the Company’s stock prices have generally been negatively affected over this time period, and the ability of the Company to raise capital or borrow in the debt markets has become more difficult than it had been prior to 2007. If we cannot raise additional capital when needed or desired, our ability to continue or expand our operations could be materially impaired and our financial condition and liquidity could be materially adversely affected.

Liquidity needs could adversely affect the Company’s results of operations and financial condition.

Liquidity issues have been particularly acute for the Bank, as a community bank, as many of the larger financial institutions have significantly curtailed their lending to regional and community banks to reduce their exposure to the risks of other banks. In addition, many of the larger correspondent lenders have reduced or even eliminated federal funds lines for their correspondent customers. Furthermore, regional and community banks, including the Bank, generally have less access to the capital markets than do the national and super-regional banks because of their smaller size and limited analyst coverage. Any decline in available funding could adversely impact the Company’s ability to originate loans, invest in securities, meet its expenses, pay dividends to its stockholders, or fulfill obligations such as repaying its borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on its liquidity, business, results of operations and financial condition.

If the Company is required to rely on secondary sources of liquidity, those sources may not be immediately available.

The Company may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include the Federal Home Loan Bank advances, brokered deposits and federal funds lines of credit from correspondent banks. The Company may also pledge investments as collateral to borrow money from third parties. In certain cases, the Company may sell investment instruments for sizable losses to meet liquidity needs, reducing net income. While the Company believes that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity needs.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face competition in attracting and retaining deposits, making loans, and providing other financial services throughout our market area. Our competitors include other community banks, regional and super-regional banking institutions, national banking institutions, and a wide range of other financial institutions such as credit unions, government-sponsored enterprises, mutual fund companies, insurance companies, brokerage companies, and other non-bank businesses. Many of these competitors have substantially greater resources than the Company and are not subject to the same regulatory restrictions as the Company is subject. Many of our unregulated competitors compete across geographic boundaries and are able to provide customers with a feasible alternative to traditional banking services. In addition, challenging economic conditions nationally and in our Market Area have resulted in an increase in competition for the Bank with other depository institutions for deposits and quality loans.

Increased competition in our markets may result in a decrease in the amounts of our loans and deposits, reduced spreads between loan rates and deposit rates or loan terms that are more favorable to the borrower as we try to meet our competitors’ terms and pricing. Any of these results could have a material adverse effect on its ability to grow and remain profitable. If increased competition causes us to significantly discount the interest rates we offer on loans or increase the amount we pay on deposits, our net interest income could be adversely impacted. If increased competition causes us to modify our underwriting standards, we could be exposed to higher losses from lending activities.

Inability to hire or retain certain key professionals, management and staff could adversely affect our revenues, net income and growth plans.

We rely on key personnel to manage and operate our business, including major revenue generating functions such as our loan and deposit portfolios. None of our employees, including those who comprise our key management team on whom we rely to operate the Company successfully and to grow it, are subject to employment contracts with us. Such employees are at-will and thus are not restricted from terminating their employment with us. The loss of key management and staff may adversely affect our ability to maintain and manage these portfolios effectively, which could negatively affect our revenues. In addition, loss of key personnel could result in increased recruiting, hiring, and training expenses, resulting in lower net income. The lack of employment contracts with key employees could also have a material adverse impact on our ability to retain such employees to implement our acquisition strategy and therefore effectively use capital for such purposes.

The Company is subject to extensive regulation that can limit or restrict its activities.

The Company operates in a highly regulated industry and is subject to examination, supervision, and comprehensive regulation by various agencies, including the Federal Reserve, the MDF and FDIC. The Company’s regulatory compliance is costly. The Company is also subject to capitalization guidelines established by its regulators, which require it and the Bank to maintain adequate capital to support its and the Bank’s growth. The laws and regulations applicable to the banking industry can change at any time, and the Company cannot predict the effects of these changes on its business. To the extent activities of the Company and/or the Bank are restricted or limited by regulation or regulators’ supervisory authority, the Company’s future profitability may be adversely affected.

Financial reform legislation has, among other things, tightened capital standards, resulted in the creation of a new Consumer Financial Protection Bureau and resulted in and will result in new regulations that have already increased and are expected to further increase our costs of operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law on July 21, 2010 and, although it became generally effective in July 2010, many of its provisions have extended implementation periods and delayed effective dates and will require extensive rulemaking by regulatory authorities although some new regulations are already effective. The Dodd-Frank Act, including future rules implementing its provisions and the interpretation of those rules, could result in a number of adverse impacts on us.

The levels of capital and liquidity with which the Company must operate may be subject to more stringent capital requirements, as described in more detail below.

Another aspect of the Dodd-Frank Act that may adversely affect the Company is that it allows financial institutions to pay interest on business checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense.

The Dodd-Frank Act created a Consumer Financial Protection Bureau as a new independent entity within the Federal Reserve. This entity has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards. These and other provisions of the Dodd-Frank Act may impose significant additional costs on the Company, impede its growth opportunities and place it at a competitive disadvantage.

These provisions, as well as any other aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, may impact the profitability of our business activities and may change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans, and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations in order to comply, and could therefore also materially and adversely affect our business, financial condition and results of operations. Our management is actively reviewing the provisions of the Dodd-Frank Act, many of which are to be phased-in over the next several months and years, and assessing the probable impact on our operations. However, the ultimate effect of these changes on the financial services industry in general, and us in particular, is uncertain at this time.

The short-term and long-term impact of the changing regulatory capital requirements and anticipated new capital rules on the Company is uncertain.

In July 2013, the U.S. federal banking authorities approved the implementation of the Basel III regulatory capital reforms and issued rules effecting certain changes required by the Dodd-Frank Act (the “Basel III Rules”). The Basel III Rules are applicable to all U.S. banks that are subject to minimum capital requirements, as well as to bank and savings and loan holding companies other than “small bank holding companies” (generally bank holding companies with consolidated assets of less than $500 million).  The Basel III Rules not only increase most of the required minimum regulatory capital ratios, but they introduce a new Common Equity Tier 1 Capital ratio and the concept of a capital conservation buffer.  The Basel III Rules also expand the definition of capital as in effect currently by establishing criteria that instruments must meet to be considered Additional Tier 1 Capital (Tier 1 Capital in addition to Common Equity) and Tier 2 Capital. A number of instruments that now generally qualify as Tier 1 Capital will not qualify, or their qualifications will change when the Basel III Rules are fully implemented. The Basel III Rules also permit banking organizations with less than $15.0 billion in assets to retain, through a one-time election, the existing treatment for accumulated other comprehensive income, which currently does not affect regulatory capital.  The Basel III Rules have maintained the general structure of the current prompt corrective action framework, while incorporating the increased requirements. The prompt corrective action guidelines were also revised to add the Common Equity Tier 1 Capital ratio. In order to be a “well-capitalized” depository institution under the new regime, a bank and holding company must maintain a Common Equity Tier 1 Capital ratio of 6.5% or more; a Tier 1 Capital ratio of 8% or more; a Total Capital ratio of 10% or more; and a leverage ratio of 5% or more.  Generally, financial institutions become subject to the new Basel III Rules on January 1, 2015, with phase-in periods for many of the changes.

Our management is actively reviewing the provisions of the Basel III Rules. The application of the more stringent capital requirements for the Company and the Bank could, among other things, result in lower returns on invested capital, require the issuance of additional capital, and result in regulatory actions if we were unable to comply with such requirements. However, the ultimate effect of these changes on the financial services industry in general, and us in particular, is uncertain at this time.

Management’s analysis of the necessary funding for the allowance for loan loss account may be incorrect or may suddenly change resulting in lower earnings.

The funding of the allowance for loan loss account is the most significant estimate made by management in its financial reporting to stockholders and regulators. The determination of the appropriate level of the allowance for loan losses involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which are subject to material changes. Although management believes that the allowance for loan/lease losses as of September 30, 2013 was adequate to absorb losses on any existing loans/leases that may become uncollectible, in light of the current economic environment, which remains challenging, the Company cannot predict loan losses with certainty, and the Company cannot assure you that our allowance for loan losses will prove sufficient to cover actual loan losses in the future, particularly if economic conditions are more difficult than management currently expects. If negative changes to the performance of the Company’s loan portfolio were to occur, management may find it necessary or be required to fund the allowance for loan loss account through additional charges to the Company’s provision for loan loss expense. These changes may occur suddenly and be dramatic in nature. Additional provisions to the allowance for loan losses and loan losses in excess of the Company’s allowance for loan losses may adversely affect our business, financial condition and results of operations.

The Series A Preferred Stock impacts net income available to our common stockholders and earnings per common share.

The dividends declared on the Series A Preferred Stock that the Company intends to attempt to redeem with the proceeds of this offering, reduce the net income available to common stockholders and our earnings per common share. The Series A Preferred Stock also receives preferential treatment in the event of liquidation, dissolution or winding up of the Company.  Though we intend to redeem the Series A Preferred Stock prior to February 14, 2014, when dividends increase to 9% per annum, there can be no assurance that we will receive the necessary regulatory approvals to redeem the Series A Preferred Stock prior to that date or ever.

System failure or breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities.

The computer systems and network infrastructure we use could be vulnerable to unforeseen problems. Our operations are dependent upon our ability to protect our computer equipment against damage from physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as from security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes an interruption in our operations could have a material adverse effect on our financial condition and results of operations. Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, as well as that of our customers engaging in internet banking activities, which may result in significant liability to us and may cause existing and potential customers to refrain from doing business with us. Although we, with the help of third-party service providers, intend to continue to implement security technology and establish operational procedures to prevent such damage, there can be no assurance that these security measures will be successful. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms used to encrypt and protect customer transaction data. Any interruption in, or breach of security of, our computer systems and network infrastructure, or that of our internet banking customers, could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We are dependent upon outside third parties for processing and handling of our records and data.

We rely on third-party service providers for a substantial portion of our communications, information, operating and financial control systems technology. While we have selected these third-party vendors carefully, we do not control their actions. If any of these third-party service providers experience financial, operational or technological difficulties, security breaches, or if there is any disruption in our relationships with them, we may be required to locate alternative sources for these services. There can be no assurance that we could negotiate terms as favorable to us or obtain services with similar functionality as we currently have without the expenditure of substantial resources. Any of these circumstances could have a material adverse effect on our business.

We are subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

Employee errors and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

We maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, such failures could have a material adverse effect on our business, financial condition and results of operations.

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, including economic conditions specifically in our Market Area, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market operations in U.S. government securities, adjustments of the discount rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The effects of the monetary policies and regulations of the Federal Reserve upon our business, financial condition and results of operations in the future cannot be predicted, but have had a significant effect on the operating results of commercial banks, including our Bank, in the past.

We could recognize losses on securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

As of September 30, 2013, the fair value of our securities portfolio was approximately $106.0 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities acquired by us are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual mortgagors with respect to the underlying securities, and continued instability in the credit markets. Any of the foregoing factors could cause an other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires us to make difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, we may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on our financial condition and results of operations.

Our business is concentrated in and largely dependent upon the continued growth and welfare of the general geographical markets in which we operate.

Our operations are heavily concentrated in our Market Area and, as a result, our financial condition, results of operations and cash flows are significantly impacted by changes in the economic conditions in those areas. Our success depends to a significant extent upon the business activity, population, income levels, deposits and real estate activity in these markets. Although our customers' business and financial interests may extend well beyond these market areas, adverse economic conditions that affect these market areas could reduce our growth rate, affect the ability of our customers to repay their loans to us, affect the value of collateral underlying loans and generally affect our financial condition and results of operations. Because of our geographic concentration, we are less able than other regional or national financial institutions to diversify our credit risks across multiple markets.

The soundness of other financial institutions could negatively affect the Company.

Our ability to engage in routine funding and other transactions could be negatively affected by the actions and commercial soundness of other financial institutions. Financial services institutions, including the Bank, are interrelated as a result of trading, clearing, counterparty or other relationships. Defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and losses of depositor, creditor and counterparty confidence and could lead to losses or defaults by us or by other institutions. We could experience increases in deposits and assets as a result of the difficulties or failures of other banks, which would increase the capital we need to support our growth.

Our reputation could be damaged by negative publicity.

Reputational risk, or the risk to us from negative publicity, is inherent in our business. Negative publicity can result from actual or alleged conduct in a number of areas, including legal and regulatory compliance, lending practices, corporate governance, litigation, inadequate protection of customer data, ethical behavior of our employees, and from actions taken by regulators, ratings agencies and others as a result of that conduct. Damage to our reputation could impact our ability to attract new or maintain existing loan and deposit customers, employees and business relationships.

The repeal of federal prohibitions on payment of interest on business demand deposits could increase our interest expense and have a material adverse effect on us.

All federal prohibitions on the ability of financial institutions to pay interest on business demand deposit accounts were repealed as part of the Dodd-Frank Act. As a result, some financial institutions have commenced offering interest on these demand deposits to compete for customers. If competitive pressures require us to pay interest on these demand deposits to attract and retain business customers, our interest expense would increase and our net interest margin would decrease. This could have a material adverse effect on us. Further, the effect of the repeal of the prohibition could be more significant in a higher interest rate environment as business customers would have a greater incentive to seek interest on demand deposits.

The preparation of our consolidated financial statements requires us to make estimates and judgments, which are subject to an inherent degree of uncertainty and which may differ from actual results.

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and general reporting practices within the financial services industry, which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Some accounting policies, such as those pertaining to our allowance for loan losses, require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ from these estimates and judgments under different assumptions or conditions, which may have a material adverse effect on our financial condition or results of operations in subsequent periods.

Our compensation expense may increase substantially now that Treasury no longer owns the Series A Preferred Stock and we are no longer subject to certain restrictions moving forward.

As a result of our participation in the CPP, among other things, we were subject to Treasury’s standards for executive compensation and corporate governance for the period during which Treasury held any of our shares of Series A Preferred Stock.  These standards are set forth in the Interim Final Rule on TARP Standards for Compensation and Corporate Governance, published June 15, 2009.  Except as noted below, because Treasury sold all of its shares of Series A Preferred Stock, we will no longer be subject to any restrictions on executive compensation that we may pay in the future or additional certification obligations beyond 2013 that were previously imposed on us as participants in the CPP. We do, however, remain subject to the administration of a restriction on the Chief Executive Officer’s previously awarded restricted stock and to the modified certification obligation to be satisfied in 2014 with respect to a portion of our fiscal 2013.  Due to the restrictions on executive compensation no longer being applicable coupled with this capital raise and the potential implementation of our intended growth strategy, our compensation expense for our executive officers and other senior employees, including expenses relating to the hiring of new employees to implement our growth strategy, may increase substantially.

Risks Related to Investing in Our Common Stock

There is a limited trading market for our common shares, and you may not be able to resell your shares at or above the price you paid for them.

Although our common stock is listed for trading on the NASDAQ Global Market, it has a low average daily trading volume relative to many other stocks whose shares are also quoted on the NASDAQ Global Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common shares at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. We cannot assure you that the volume of trading in our common stock will increase in the future. Additionally, general market forces may have a negative effect on our stock price, independent of factors affecting our stock specifically.

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell our common stock when you want or at prices you find attractive.

We cannot predict how our common stock will trade in the future. The market value of our common stock will likely continue to fluctuate in response to a number of factors including the following, most of which are beyond our control, as well as the other factors described in this “Risk Factors” section:

●	actual or anticipated quarterly fluctuations in our operating and financial results;

●	developments related to investigations, proceedings or litigation that involve us;

●	changes in financial estimates and recommendations by financial analysts;

●	dispositions, acquisitions and financings;

●	actions of our current stockholders, including sales of common stock by existing stockholders and our directors and executive officers;

●	fluctuations in the stock price and operating results of our competitors;

●	regulatory developments; and

●	developments related to the financial services industry.

The market value of our common stock may also be affected by conditions affecting the financial markets in general, including price and trading fluctuations. These conditions may result in (i) volatility in the level of, and fluctuations in, the market prices of stocks generally and, in turn, our common stock and (ii) sales of substantial amounts of our common stock in the market, in each case that could be unrelated or disproportionate to changes in our operating performance. These broad market fluctuations may adversely affect the market value of our common stock. Our common stock also has a low average daily trading volume relative to many other stocks, which may limit an investor’s ability to quickly accumulate or divest themselves of large blocks of our stock. This can lead to significant price swings even when a relatively small number of shares are being traded.

The Bank recently acted to terminate its Employee Stock Ownership Plan (ESOP), which may result in additional shares in the market.

The ESOP is a tax-qualified retirement plan sponsored and maintained by the Bank for the benefit of employees of the Company and the Bank. Effective as of December 31, 2012, the Bank’s board of directors approved the termination of the ESOP. Prior to distributing participant account balances held under the ESOP, the Bank allocated any unallocated shares held by the ESOP as of December 31, 2012. The Bank also submitted to the Internal Revenue Service an application for a determination letter in connection with the termination of the ESOP. By letter dated September 9, 2013, the Service indicated that, based upon the information contained in the Bank’s application, it had determined that the termination of the ESOP does not adversely affect its qualification for federal tax purposes. Based on the Service’s issuance of a favorable determination letter, the Bank is now proceeding to make distributions of all account balances held under the ESOP. As a result of such distribution, shares owned by participants will be freely tradable in the market, except where shares are subject to restrictions on trading by employees or restrictions on sales by executive officers, including the 90-day lock-up discussed under “Underwriting” beginning on page 34. As of September 9, 2013, the ESOP owned 233,224 shares of our common stock, of which 19,739 shares will be distributed to executive officers who will be subject to the 90-day lock-up discussed under “Underwriting” beginning on page 34 and had 145 participants. The market value of our common stock could decline as a result of sales in the market by ESOP participants. See the risk factor immediately below.

There may be future sales of additional common stock or preferred stock or other dilution of our equity, which may adversely affect the market price of our common stock.

We are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market value of our common stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market or the perception that such sales could occur.

 Anti-takeover provisions could negatively impact our stockholders.

Provisions in our restated certificate of incorporation and bylaws, the General Corporation Law of the State of Delaware (the “DGCL”) and federal regulations could delay or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or otherwise adversely affect the market price of any class of our equity securities, including our common stock. These provisions include, but are not limited to: a prohibition on voting shares of common stock beneficially owned in excess of 10% of total shares outstanding without prior Board approval; supermajority voting requirements for certain business combinations with any person who beneficially owns 10% or more of our outstanding common stock; the election of directors to staggered terms of three years; advance notice requirements for nominations for election to our Board of Directors and for proposing matters that stockholders may act on at stockholder meetings; a requirement that only directors may fill a vacancy in our Board of Directors; supermajority voting requirements to remove any of our directors and the other provisions described under “Description of Capital Stock – Anti-Takeover Effects” beginning on page 30. Our restated certificate of incorporation also authorizes our Board of Directors to issue preferred stock, and preferred stock could be issued as a defensive measure in response to a takeover proposal (subject to the voting rights of Series A Preferred Stock with respect to any such preferred stock ranking senior to the Series A Preferred Stock; see “Description of Capital Stock – Preferred Stock – Voting Rights” beginning on page 29). In addition, because we are a bank holding company, purchasers of 10% or more of our common stock may be required to obtain approvals under the Change in Bank Control Act of 1978, as amended, or the Bank Holding Company Act of 1956, as amended (the “BHCA”) (and in certain cases such approvals may be required at a lesser percentage of ownership). Specifically, under regulations adopted by the Federal Reserve, (a) any other bank holding company may be required to obtain the approval of the Federal Reserve to acquire or retain 5% or more of our common stock and (b) any person other than a bank holding company may be required to obtain the approval of the Federal Reserve to acquire or retain 10% or more of our common stock.

These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for holders of our common stock to elect directors other than the candidates nominated by our Board of Directors.

There are restrictions on our ability to pay dividends on and repurchase our common stock.

Holders of our common stock are entitled to receive dividends only when, as and if declared by our Board of Directors. Although we historically paid cash dividends on our common stock, we were not required to do so. In the third quarter of 2008, our Board of Directors decided to suspend the payment of quarterly cash dividends on our common stock.

Our ability to pay dividends is limited by Delaware law, as well as regulatory restrictions and the need to maintain sufficient consolidated capital. The ability of the Bank to pay dividends to us is limited by its obligation to maintain sufficient capital and liquidity and by other general restrictions on dividends that are applicable to the Bank. If current or any future regulatory requirements are not met, the Bank will not be able to pay dividends to us, and we may be unable to pay dividends on our common stock.

The DGCL provides that dividends by a Delaware corporation may be paid only from: (1) “surplus” determined in the manner described in the DGCL, or (2) in case there is no “surplus,” net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Dividends paid from the second source may not be paid unless the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets at current market value is intact.

Moreover, as a bank holding company, our ability to declare and pay dividends is subject to the guidelines of the Federal Reserve regarding capital adequacy and dividends. The Federal Reserve guidelines generally require us to review the effects of the cash payment of dividends on common stock and other Tier 1 capital instruments (i.e., perpetual preferred stock and trust preferred debt) in light of our earnings, capital adequacy and financial condition. As a general matter, the Federal Reserve indicates that the board of directors of a bank holding company should eliminate, defer or significantly reduce the dividends if:

●	the company’s net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

●	the prospective rate of earnings retention is inconsistent with the company’s capital needs and overall current and prospective financial condition; or

●	the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

As long as the Series A Preferred Stock is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including our common stock, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. Furthermore, in the future if we default on certain of our outstanding debts or elect to defer interest payments on our trust preferred securities, we will be prohibited from making dividend payments on our common stock until such payments have been brought current.

Failure to pay interest on our debt or dividends on our preferred stock may adversely impact our ability to pay common stock dividends.

As of September 30, 2013, we had $15.5 million of junior subordinated debentures held by two business trusts. Interest payments on the Company’s existing debentures, which totaled $556,000 for 2012, must be paid before the Company can pay dividends on its capital stock, including its common stock. The Company has the right to defer interest payments on the debentures for up to 20 consecutive quarters. However, if it elects to defer interest payments, all deferred interest must be paid before the Company can pay dividends on its capital stock.

In addition, as of September 30, 2013, the Company had 12,000 shares of the Series A Preferred Stock issued and outstanding. So long as any of the Series A Preferred Stock remain outstanding, we generally may not declare or pay a dividend or other distribution on our common stock and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of our common stock, unless all accrued and unpaid dividends on the Series A Preferred Stock for all past dividend periods are paid in full.

Although the Company expects to be able to pay all required interest on the junior subordinated debentures and dividends on any Series A Preferred Stock that is not redeemed or repurchased following the offering, there is no guarantee that it will be able to do so.

Our common stock is equity and is subordinate to our and our subsidiaries' indebtedness and any preferred stock.

Shares of the common stock are equity interests in us and do not constitute indebtedness. As such, shares of our common stock rank junior to all current and future indebtedness and other nonequity claims on us with respect to assets available to satisfy claims on us, including in a liquidation of our company. We may incur additional indebtedness from time to time and may increase our aggregate level of outstanding indebtedness. Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock, if any, then outstanding.

Our Board of Directors is authorized to cause us to issue preferred stock, in one or more series, without any action on the part of our stockholders. If we issue shares of preferred stock that have a preference over our common stock with respect to the payment of dividends or upon liquidation, or if we issue shares of preferred stock with voting rights that dilute the voting power of the common stock, then the rights of holders of our common stock or the market price of our common stock could be adversely affected.

The Series A Preferred Stock negatively impacts net income available to our common stockholders and earnings per common shares.

If the Company is unable to repurchase the Series A Preferred Stock with the proceeds of this offering, then the dividends declared on the Series A Preferred Stock will continue to reduce both the net income available to common stockholders and our earnings per common share. Dividends on the Series A Preferred Stock will increase from 5% per annum to 9% per annum after February 14, 2013, which would further reduce both the net income available to common stockholders and our earnings per common share. The Series A Preferred Stock will also receive preferential treatment over the common stock in the event of liquidation, dissolution or winding up of the Company.

We may be unable able to redeem our Series A Preferred Stock resulting in dilution of the common stock without the benefits of eliminating the Series A Preferred Stock.

Any redemption of the Series A Preferred Stock by the Company will require regulatory approval. There can be no assurance that the Company will receive all required regulatory approvals to permit us to redeem the Series A Preferred Stock. In such event, all of the shares of the Company’s common stock held by the stockholders, including the stockholders who purchase our common stock in this offering, will be diluted without obtaining the benefit of eliminating the Series A Preferred Stock and the Company will have far more current capital than it needs for the reasonably foreseeable future.

The voting limitation provision in our restated certificate of incorporation could limit your voting rights as a holder of our common stock.

Our restated certificate of incorporation provides that any person or group who acquires beneficial ownership of our common stock in excess of 10% of the outstanding shares may not vote the excess shares without prior Board approval. Accordingly, if you acquire beneficial ownership of more than 10% of the outstanding shares of our common stock, your voting rights with respect to the common stock might not be commensurate with your economic interest in our company.

To maintain adequate capital levels, we may be required to raise additional capital in the future, but that capital may not be available when it is needed and could be dilutive to our existing stockholders.

We are required by regulatory authorities to maintain adequate levels of capital to support our operations. In order to ensure our ability to support the operations of the Bank we may need to limit or terminate cash dividends that can be paid to our stockholders. In addition, we may need to raise capital in the future. Our ability to raise capital, if needed, will depend in part on our financial performance and conditions in the capital markets at that time, and accordingly, we cannot provide assurance of our ability to raise capital on terms acceptable to us. In addition, if we decide to raise equity capital in the future, the interest of our stockholders could be diluted. Any issuance of common stock at prices below tangible book value would dilute the ownership of our current stockholders. In addition, the market price of our common stock could decrease as a result of the sale of a large number of shares or similar securities, or the perception that such sales could occur. If we cannot raise capital when needed, our ability to serve as a source of strength to the Bank, pay dividends, maintain adequate capital levels and liquidity, or further expand our operations could be materially impaired.

USE OF PROCEEDS

We estimate that the net proceeds of this offering, after deducting underwriting discounts, commissions and the estimated expenses of this offering payable by us, will be approximately $         million, or approximately $         million if the underwriter’s over-allotment option is exercised in full. We intend to use the proceeds of the offering to repurchase all of the Series A Preferred Stock, and to use the remainder for working capital and for general corporate purposes, including to support organic growth and, potentially, acquisitions in the future to expand our market area or product offerings. We intend to repurchase all of our Series A Preferred Stock through the exercise of the redemption right that we have under the terms of the Series A Preferred Stock.

The approval of our banking regulators is required for the redemption of our Series A Preferred Stock. We can make no assurances as to when, or if, we will receive such approvals.

The redemption of the Series A Preferred Stock will require the use of $12.0 million which is the aggregate liquidation value of the 12,000 shares outstanding, which amount does not include the accrued dividends thereon to be paid through the date of redemption which cannot be calculated until the date of redemption is known. We intend to use the remaining proceeds of this offering for working capital and for general corporate purposes, including to support organic growth and, potentially, acquisitions in the future to expand our market area or product offerings. If we were to conclude that we will not receive such approvals within a reasonable period of time, then we may decide to use the proceeds of this offering that would otherwise have been used for the repurchase of the Series A Preferred Stock, instead for working capital and for general corporate purposes, including potential future acquisitions.

The aggregate liquidation preference of our Series A Preferred Stock is $12.0 million. Cumulative dividends on the Series A Preferred Stock accrue on the liquidation preference at a rate of 5% per annum until February 14, 2014, and at a rate of 9% per annum thereafter.

CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization as of September 30, 2013. Our capitalization is presented:

●	on an actual basis;

●

on an as adjusted basis to give effect to the sale of          shares of common stock, and assuming a public offering price of $         per share based on the last reported sale price of our common stock on the NASDAQ Global Market on         , 2013, as if the offering had been completed as of September 30, 2013 (assuming the net proceeds of the offering are $         million, after deducting the estimated underwriting discount and estimated offering expenses of $         million, and the underwriter’s over-allotment option is not exercised); and

●

on an as further adjusted basis to give effect to (i) the sale of         shares of common stock, and assuming a public offering price of $        per share based on the last reported sale price of our common stock on the NASDAQ Global Market on         , 2013, as if the offering had been completed as of September 30, 2013 (assuming the net proceeds of the offering are $         million, after deducting the estimated underwriting discount and estimated offering expenses of $         million, and the underwriter’s over-allotment option is not exercised); and (ii) the application of the net proceeds of this offering to redeem in full the 12,000 shares of our Series A Preferred Stock outstanding, assuming we receive all necessary approvals from our banking regulators, at a price equal to such shares’ liquidation preference plus the amount of any accrued dividends.

	September 30, 2013
			As Further
			Adjusted for
			this Offering
			and the Intended
			Repurchase of
		As Adjusted for	our Series A
	Actual	this Offering	Preferred Stock

LONG-TERM INDEBTEDNESS (1):
Subordinated debentures (2)	$15,465,000

STOCKHOLDERS' EQUITY:
Capital Stock:
Series A preferred stock, $0.01 par value; authorized 2,000,000 shares;12,000 shares issued and outstanding	$11,935,162
Common stock, $0.10 par value; authorized 10,000,000 shares; 6,783,603 shares issued and outstanding	678,360
Additional paid-in capital	57,619,722
Retained earnings, substantially restricted	42,594,785
Accumulated other comprehensive loss	(1,939,925)
	110,888,104
Treasury stock, at cost; 4,051,172 shares (actual), and shares (as adjusted and as further adjusted)	(61,224,331)
	$49,663,773

Total Capitalization	$65,128,773
Book Value per common share	$13.81
Tangible Book Value per common share	$13.81

Capital Ratios:
Leverage ratio	10.58%
Tier 1 risk-based capital ratio	13.22%
Total risk-based capital ratio	14.47%

(1) The Company does not consider Federal Home Loan Bank advances and securities sold under agreements to repurchase to be long-term debt.

(2) Consists of debt associated with trust preferred securities in the aggregate amount of $15.0 million.

DIVIDEND POLICY

Until 2008, we paid regular quarterly dividends to our stockholders. In the third quarter of 2008, as a result of the challenging general economic environment and its effects on the Company and the Bank, our Board of Directors suspended the payment of quarterly cash dividends on our common stock, and we have not paid any dividends on our common stock since that time. We currently anticipate that we will resume paying a regular quarterly dividend in the future, although we have made no final determination as to when, or in what amount, dividends will resume. When we pay cash dividends to stockholders, the sources of the cash to pay the dividends are mainly from funds on hand or provided by dividends received from the Bank. The final determination of the timing, amount and payment of dividends on our common stock is at the discretion of our Board of Directors and will depend upon the earnings of and dividends from our subsidiary, Guaranty Bank, our financial condition and other factors, including general economic conditions and applicable governmental regulations and policies as discussed in the section entitled “Supervision and Regulation” beginning on page 24 of our Annual Report on Form 10-K for the year ended December 31, 2012 which is incorporated herein by reference.

We are organized under the DGCL which provides that dividends by a Delaware corporation may be paid only from: (1) “surplus” determined in the manner described in the DGCL, or (2) in case there is no “surplus,” net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Dividends paid from the second source may not be paid unless the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets at current market value is intact.

We are a legal entity separate and distinct from our banking subsidiary. Our ability to distribute cash dividends will depend primarily on the ability of the Bank to pay dividends to us, and the Bank is subject to laws and regulations that limit the amount of dividends that it can pay. In addition, under Missouri law, dividends paid by banks are restricted by a statutory formula, which provides for the maintenance of a surplus fund and prohibits the payment of dividends which would impair the surplus fund.

As long as the Series A Preferred Stock is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including our common stock, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. The dividends declared on shares of our Series A Preferred Stock will reduce the net income available to common stockholders and our earnings per common share. Further, the terms of our trust preferred securities and subordinated debt prohibit us from paying dividends on our common stock during any period in which we have deferred interest payments on the trust preferred securities or deferred interest payments on our subordinated debt. Also, we are a bank holding company and our ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends. See the discussion under “Risk Factors” beginning on page 9 above.

PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

The common stock of the Company is listed for trading on the NASDAQ Global Market under the symbol “GFED”.  As of         , 2013, there were approximately          holders of shares of the Company’s common stock.  At that date the Company had          shares of common stock issued and         shares of common stock outstanding.

During the nine months ended September 30, 2013 and the two years ended December 31, 2012 and 2011, the Company did not declare a cash dividend on its shares of common stock.  Any future dividends will be at the discretion of the Company’s Board of Directors and will depend on, among other things, the Company’s results of operations, cash requirements and surplus, financial condition, regulatory limitations and other factors that the Company’s Board of Directors may consider relevant.

Effective as of December 31, 2012, the Bank’s board of directors approved the termination of the ESOP. By letter dated September 9, 2013, the Internal Revenue Service indicated that, based upon the information contained in the Bank’s application for a determination letter, it had determined that the termination of the ESOP does not adversely affect its qualification for federal tax purposes. Based on the Service’s issuance of a favorable determination letter, the Bank is now proceeding to make distributions of all account balances held under the ESOP. The Bank anticipates that all distributions will be completed on or before December 31, 2013. As of September 9, 2013, the ESOP held 233,224 shares of the Company’s common stock and had 145 participants. See “Risk Factors” beginning on page 9 above.

The table below reflects the range of common stock high and low closing prices per the NASDAQ Global Market by quarter for the period ended         , 2013 and the years ended December 31, 2012 and 2011.

	Year ended		Year ended		Year ended
	December 31, 2013		December 31, 2012		December 31, 2011
Quarter ended:	High	Low	High	Low	High	Low
March 31	$10.40	$6.97	$9.20	$5.83	$6.85	$4.60
June 30	10.25	9.40	9.05	7.05	6.83	4.97
September 30	13.00	10.30	8.40	6.57	5.42	4.50
December 31	[1]	[1]	7.90	6.47	6.40	4.20

1 For the period October 1, 2013 through         , 2013.

DESCRIPTION OF CAPITAL STOCK

General

The restated certificate of incorporation of the Company authorizes the issuance of capital stock consisting of 10,000,000 shares of common stock, $.10 par value per share, and 2,000,000 shares of preferred stock, $.01 par value per share, of which         shares are designated as Series A Preferred Stock. As of         , 2013, we had issued and outstanding         shares of common stock held by         stockholders of record and 12,000 shares of Series A Preferred Stock held by        stockholders of record.

In the future, the authorized but unissued and unreserved shares of common stock will be available for issuance for general purposes, including, but not limited to, possible issuance as stock dividends or stock splits, future mergers or acquisitions, or future private placements or public offerings. Except as may be required to approve a merger or other transaction in which the additional authorized shares of common stock would be issued, no stockholder approval will be required for the issuance of those shares.

The description of our capital stock below is qualified in its entirety by reference to our restated certificate of incorporation.

Common Stock

General. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.

Voting Rights. Except as described under “—Anti-takeover Effects –Voting Limitation” beginning on page 31, each share of common stock will entitle the holder thereof to one vote on all matters upon which stockholders have the right to vote. There are no cumulative voting rights.

Dividends. Holders of shares of common stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. Our ability to pay dividends will be dependent on our earnings and financial condition and subject to certain restrictions imposed by state and federal laws.

No dividend will be declared or paid on the common stock unless and until there has been paid in full (or set apart for purposes of such payment) to the holders of our Series A Preferred Stock, any accrued and unpaid dividends on such shares of preferred stock for all past dividend periods. See “Preferred Stock” beginning on page 26 below.

Further, the terms of our trust preferred securities and subordinated debt prohibit us from paying dividends on our common stock during any period in which we have deferred interest payments on the trust preferred securities or deferred interest payments on our subordinated debt.

No Preemptive or Conversion Rights. Holders of shares of our common stock do not have preemptive rights to purchase additional shares of our common stock and have no conversion or redemption rights.

Calls and Assessment. All of the issued and outstanding shares of our common stock are non-assessable and non-callable.

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, the holders of shares of our common stock shall be entitled to receive, in cash or in kind, our assets available for distribution remaining after payment or provision for payment of our debts and liabilities and distributions or provision for distributions to holders of our Series A Preferred Stock and any other preferred stock that may be issued and outstanding having preference over common shares.

Certain Ownership Restrictions. A holder with as little as a 5% interest in our Company could, under certain circumstances, be subject to regulation as a “bank holding company” and possibly other restrictions. Specifically, any entity (including a “group” composed of natural persons) owning 25% or more of our outstanding common stock, or 5% or more if such holder otherwise exercises a “controlling influence” over the Company, may be subject to regulation as a “bank holding company” in accordance with the BHCA. In addition, (i) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve under the BHCA to acquire or retain 5% or more of our outstanding common stock and (ii) any person other than a bank holding company may be required to obtain regulatory approval under the Change in Bank Control Act of 1978 to acquire or retain 10% or more of our outstanding common stock. Becoming a bank holding company imposes certain statutory and regulatory restrictions and burdens, and might require the holder to divest all or a portion of the holder’s investment in our common stock. In addition, because a bank holding company is required to provide managerial and financial strength for its bank subsidiary, such a holder may be required to divest investments that may be deemed incompatible with bank holding company status, such as a material investment in a company unrelated to banking. Further, subject to a FDIC policy statement published in August 2009, under certain circumstances, holders of 5% or more of the Company’s securities could be required to be subject to certain restrictions, such as an inability to sell or trade their securities for a period of three years, among others, in order for the Company to participate in an FDIC-assisted transaction of a failed bank.

NASDAQ. Our common stock is listed on the NASDAQ Global Market under the symbol “GFED.”

Preferred Stock

General. The Series A Preferred Stock constitutes a single series of our perpetual, cumulative preferred stock, consisting of 12,000 shares, par value $0.01 per share, having a liquidation preference amount of $1,000 per share. The Series A Preferred Stock have no maturity date. On January 30, 2009, we issued 17,000 shares of Series A Preferred Stock to Treasury in connection with a Securities Purchase Agreement with Treasury and the CPP for an aggregate purchase price of $17.0 million in a private placement exempt from the registration requirements of the Securities Act. On June 13, 2012, the Company entered into a Letter Agreement (the “Repurchase Agreement”) with Treasury, pursuant to which the Company repurchased from Treasury 5,000 shares of the Company’s Series A Preferred Stock, for an aggregate purchase price of approximately $5,019,444, which included a pro rata accrued dividend of approximately $19,444. The Company entered into a Placement Agency Agreement with Treasury on April 15, 2013 in connection with a private auction by Treasury of the remaining 12,000 shares of Series A Preferred Stock conducted immediately thereafter. On April 29, 2013, Treasury settled the sale of its remaining 12,000 shares of Series A Preferred Stock to the winning bidders in the private auction, consisting of six parties unrelated to the Company. Following the consummation of Treasury’s sale of the Series A Preferred Stock, the 12,000 shares of Series A Preferred Stock of the Company remain outstanding, but the Company’s obligations under the Securities Purchase Agreement and as a participant in the CPP are no longer in effect.

Dividends. Dividends on the Series A Preferred Stock are payable quarterly in arrears, when, as and if authorized and declared by our Board of Directors out of legally available funds, on a cumulative basis on the $1,000 per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of (i) 5% per annum, from the original issuance date to but excluding the first day of the first dividend period commencing on or after the fifth anniversary of the original issuance date (i.e., 5% per annum from January 30, 2009 to but excluding February 15, 2014), and (ii) 9% per annum, from and after the first day of the first dividend period commencing on or after the fifth anniversary of the original issuance date (i.e., 9% per annum on and after February 15, 2014). Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year. As of the date of this prospectus, we have paid in full all of our quarterly dividend obligations on the Series A Preferred Stock. Each dividend will be payable to holders of record as they appear on our stock register on the applicable record date, which will be the 15th calendar day immediately preceding the related dividend payment date (whether or not a business day), or such other record date determined by our Board of Directors that is not more than 60 nor less than ten days prior to the related dividend payment date. Each period from and including a dividend payment date (or the date of the issuance of the Series A Preferred Stock) to but excluding the following dividend payment date is referred to as a “dividend period.” Dividends payable for each dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. If a scheduled dividend payment date falls on a day that is not a business day, the dividend will be paid on the next business day as if it were paid on the scheduled dividend payment date, and no interest or other additional amount will accrue on the dividend. The term “business day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

Dividends on the Series A Preferred Stock are cumulative. If for any reason our Board of Directors does not declare a dividend on the Series A Preferred Stock for a particular dividend period, or if our Board of Directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

We are not obligated to pay holders of the Series A Preferred Stock any dividend in excess of the dividends on the Series A Preferred Stock that are payable as described above. There is no sinking fund with respect to dividends on the Series A Preferred Stock.

Priority of Dividends. So long as any of the Series A Preferred Stock remain outstanding, unless all accrued and unpaid dividends on the Series A Preferred Stock for all past dividend periods are paid in full we may not declare or pay a dividend or other distribution on our common stock or any other shares of Junior Stock (other than dividends payable solely in common stock) or Parity Stock (other than dividends paid on a pro rata basis with the Series A Preferred Stock), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock, Junior Stock or Parity Stock.

“Junior Stock” means our common stock and any other class or series of our stock the terms of which expressly provide that it ranks junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company. We currently have no outstanding class or series of stock constituting Junior Stock other than our common stock.

“Parity Stock” means any class or series of our stock, other than the Series A Preferred Stock, the terms of which do not expressly provide that such class or series will rank senior or junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company, in each case without regard to whether dividends accrue cumulatively or non-cumulatively. We currently have no outstanding class or series of stock constituting Parity Stock.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, holders of the Series A Preferred Stock will be entitled to receive for each share of Series A Preferred Stock, out of the assets of the Company or proceeds available for distribution to our stockholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock and any other class or series of our stock ranking junior to the Series A Preferred Stock, payment of an amount equal to the sum of (i) the $1,000 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the Series A Preferred Stock (including dividends accrued on any unpaid dividends). To the extent the assets or proceeds available for distribution to stockholders are not sufficient to fully pay the liquidation payments owing to the holders of the Series A Preferred Stock and the holders of any other class or series of our stock ranking equally with the Series A Preferred Stock, the holders of the Series A Preferred Stock and such other stock will share ratably in the distribution.

For purposes of the liquidation rights of the Series A Preferred Stock, neither a merger nor consolidation of the Company with another entity including a merger or consolidation in which the holders of Series A Preferred Stock receive cash, securities or other property for their shares nor a sale, lease or exchange of all or substantially all of the Company’s assets will constitute a liquidation, dissolution or winding up of the affairs of the Company.

Redemption and Repurchases. Subject to the prior approval of the appropriate federal banking agency, the Series A Preferred Stock are redeemable at our option in whole or in part at a redemption price equal to 100% of the liquidation preference amount of $1,000 per share plus any accrued and unpaid dividends to but excluding the date of redemption (including dividends accrued on any unpaid dividends), provided that any declared but unpaid dividend payable on a redemption date that occurs subsequent to the record date for the dividend will be payable to the holder of record of the redeemed shares on the dividend record date.

To exercise the redemption right described above, we must give notice of the redemption to the holders of record of the Series A Preferred Stock by first class mail, not less than 30 days and not more than 60 days before the date of redemption. Each notice of redemption given to a holder of Series A Preferred Stock must state: (i) the redemption date; (ii) the number of Series A Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; and (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price. In the case of a partial redemption of the Series A Preferred Stock, the shares to be redeemed will be selected either pro rata or in such other manner as our Board of Directors determines to be fair and equitable.

Series A Preferred Stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the Series A Preferred Stock.

In order for the Company to redeem all of its Series A Preferred Stock, we must submit a request to the FRB for approval to redeem all of the Company’s 12,000 shares of its outstanding Series A Preferred Stock. We also will notify the FDIC and the MDF on the request. The request will include documentation certifying that sufficient funds have been raised and are available to pay the redemption price. Additionally, the request will include:

●

actual calculations for each of the Bank and the Company on a consolidated basis of their respective Tier 1 leverage capital ratio, Tier 1 risk-based capital ratio, and total risk-based capital ratio as of a specified date;

●

pro forma calculations for the Company on a consolidated basis of its Tier 1 leverage capital ratio, Tier 1 risk-based capital ratio, and total risk-based capital ratio reflecting the preferred stock redemption; and

●

projected consolidated capital ratio calculations for each of the Bank and the Company on a consolidated basis for December 31, 2013 and December 31, 2014, both on an expected case basis and a stressed case basis.

There can be no assurance that the FRB will approve our request to redeem all of the Series A Preferred Stock. Once we receive the approval of the FRB to redeem the Series A Preferred Stock, we will provide the holders of the Series A Preferred Stock with a formal notice of redemption and will work with the holders of the Series A Preferred Stock to effect the redemption as soon as practicable.

We have a goal of redeeming all of the outstanding Series A Preferred Stock prior to the scheduled dividend rate increase on February 15, 2014. Our ability to do so will depend on then present facts and circumstances and the amount of capital we hold or can raise at the holding company level.

No Conversion Rights. Holders of the Series A Preferred Stock have no right to exchange or convert their shares into common stock or any other securities.

Voting Rights. The holders of the Series A Preferred Stock do not have voting rights other than those described below, except to the extent specifically required by Delaware law.

If we do not pay dividends on the Series A Preferred Stock for six or more quarterly dividend periods, whether or not consecutive, the authorized number of directors of the Company will automatically increase by two and the holders of the Series A Preferred Stock will have the right, with the holders of shares of any other classes or series of Voting Parity Stock outstanding at the time, voting together as a single class, to elect two directors (the “Preferred Directors”) to fill such newly created directorships at our next annual meeting of stockholders (or at a special meeting called for that purpose prior to the next annual meeting) and at each subsequent annual meeting of stockholders until all accrued and unpaid dividends (including dividends accrued on any unpaid dividend) for all past dividend periods on all outstanding Series A Preferred Stock have been paid in full at which time this right will terminate with respect to the Series A Preferred Stock, subject to revesting in the event of each and every subsequent default by us in the payment of dividends on the Series A Preferred Stock.

There is no limit on the number of nominations and a plurality of eligible voters would determine the election of the Preferred Directors. No person may be elected as a Preferred Director who would cause us to violate any corporate governance requirements of any securities exchange or other trading facility on which our securities may then be listed or traded that listed or traded companies must have a majority of independent directors. Upon any termination of the right of the holders of the Series A Preferred Stock and Voting Parity Stock as a class to vote for directors as described above, the Preferred Directors will cease to be qualified as directors, the terms of office of all Preferred Directors then in office will terminate immediately and the authorized number of directors will be reduced by the number of Preferred Directors which had been elected by the holders of the Series A Preferred Stock and the Voting Parity Stock. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created by such a removal may be filled, only by the affirmative vote of the holders a majority of the outstanding Series A Preferred Stock voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office, the remaining Preferred Director may choose a successor who will hold office for the unexpired term of the office in which the vacancy occurred.

The term “Voting Parity Stock” means with regard to any matter as to which the holders of the Series A Preferred Stock are entitled to vote, any series of Parity Stock (as defined under “—Priority of Dividends” beginning on page 27 above) upon which voting rights similar to those of the Series A Preferred Stock have been conferred and are exercisable with respect to such matter. We currently have no outstanding shares of Voting Parity Stock.

Although the Company does not believe the Series A Preferred Stock are considered “voting securities” currently, if they were to become “voting securities” for the purposes of the BHCA, whether because the Company has missed six dividend payments and holders of the Series A Preferred Stock have the right to elect directors as a result, or for other reasons, a holder of 25% of more of the Series A Preferred Stock, or a holder of a lesser percentage of our Series A Preferred Stock that is deemed to exercise a “controlling influence” over us, may become subject to regulation under the BHCA. In addition, if the Series A Preferred Stock become “voting securities”, then (a) any bank holding company or foreign bank that is subject to the BHCA may need approval to acquire or retain more than 5% of the then outstanding Series A Preferred Stock, and (b) any holder (or group of holders acting in concert) may need regulatory approval to acquire or retain 10% or more of the Series A Preferred Stock. A holder or group of holders may also be deemed to control us if they own one-third or more of our total equity, both voting and non-voting, aggregating all shares held by the investor across all classes of stock.

In addition to any other vote or consent required by Delaware law or by our restated certificate of incorporation, the vote or consent of the holders of at least 66 2/3% of the outstanding Series A Preferred Stock, voting as a separate class, is required in order to do the following:

●

amend or alter our restated certificate of incorporation or the Certificate of Designations for the Series A Preferred Stock to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of our capital stock ranking senior to the Series A Preferred Stock with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Company; or

●

amend, alter or repeal any provision of our restated certificate of incorporation or the Certificate of Designations for the Series A Preferred Stock in a manner that adversely affects the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

●

consummate a binding share exchange or reclassification involving the Series A Preferred Stock or a merger or consolidation of the Company with another entity, unless (i) the Series A Preferred Stock remain outstanding or, in the case of a merger or consolidation in which the Company is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the Series A Preferred Stock remaining outstanding or such preference securities, have such rights, preferences, privileges, voting powers, limitations and restrictions, taken as a whole, as are not materially less favorable than the rights, preferences, privileges, voting powers, limitations and restrictions of the Series A Preferred Stock immediately prior to consummation of the transaction, taken as a whole;

provided, however, that (1) any increase in the amount of our authorized shares of preferred stock, including authorized Series A Preferred Stock necessary to satisfy preemptive or similar rights granted by us to other persons prior to January 30, 2009 and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Series A Preferred Stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock and will not require the vote or consent of the holders of the Series A Preferred Stock.

To the extent holders of the Series A Preferred Stock are entitled to vote, holders of Series A Preferred Stock will be entitled to one vote for each share then held.

The voting provisions described above will not apply if, at or prior to the time when the vote or consent of the holders of the Series A Preferred Stock would otherwise be required, all outstanding Series A Preferred Stock have been redeemed by us or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Stock to effect the redemption.

Anti-takeover Effects

The provisions of our restated certificate of incorporation and bylaws and DGCL summarized in the following paragraphs may have anti-takeover effects and could delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders, and may make removal of the incumbent management and directors more difficult.

Authorized Shares. Our restated certificate of incorporation authorizes the issuance of 10,000,000 shares of common stock and 2,000,000 shares of preferred stock. These shares of common stock and preferred stock provide our Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends and the exercise of employee stock options. However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of us. The Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences (subject to the voting rights of Series A Preferred Stock with respect to any such preferred stock ranking senior to the Series A Preferred Stock; see “—Preferred Stock—Voting Rights” beginning on page 29 above). As a result of the ability to fix voting rights for a series of preferred stock, the Board of Directors has the power to the extent consistent with its fiduciary duty to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of us, and thereby assist members of management to retain their positions.

Voting Limitation. Our restated certificate of incorporation provides that any person who beneficially owns in excess of 10% of the outstanding shares of our common stock may not vote the excess shares unless the acquisition of such shares has been approved by a majority of the Board of Directors as such Board of Directors is constituted immediately prior to such acquisition. This provision could limit the voting power of a beneficial owner of more than 10% of our outstanding shares of common stock in a proxy contest or on other matters on which such person is entitled to vote.

Board of Directors. Except with respect to any directors who may be elected by any class or series of preferred stock, our Board of Directors is divided into three classes, each of which contains one-third of the members of the Board of Directors. The members of each class are elected for a term of three years, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors is elected each year. The classification of directors, together with the provisions in our restated certificate of incorporation described below that limit the ability of stockholders to remove directors and that permit only the remaining directors to fill any vacancies on the Board of Directors, have the effect of making it more difficult for stockholders to change the composition of the Board of Directors. As a result, at least two annual meetings of stockholders will be required for the stockholders to change a majority of the directors, whether or not a change in the Board of Directors would be beneficial and whether or not a majority of stockholders believe that such a change would be desirable. Our restated certificate of incorporation provides that stockholders may not cumulate their votes in the election of directors.

Our restated certificate of incorporation provides that we will have the number of directors as may be fixed from time to time by our Board of Directors, provided that the number fixed by the Board of Directors may not be less than three nor more than 15. The Company currently has nine directors. Our restated certificate of incorporation also provides that vacancies in the Board of Directors, however created, will be filled by a vote of two-thirds of the directors then in office, whether or not a quorum, and any director so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which the director has been chosen expires and the director’s successor is elected and qualified. Our restated certificate of incorporation further provides that any director or the entire Board of Directors may be removed from office only for cause and only upon the affirmative vote of the holders of least 80% of the total votes to which all of the shares then entitled to vote at a meeting of stockholders called for an election of directors are entitled.

The foregoing description of our Board of Directors does not apply with respect to directors that may be elected by the holders of the Series A Preferred Stock in the event we do not pay dividends on the Series A Preferred Stock for six or more dividend periods.  See “—Preferred Stock—Voting Rights” beginning on page 29 above.

Special Meetings of Stockholders. Our bylaws provide that special meetings of stockholders may only be called by our Board of Directors (or a duly designated committee of our Board of Directors).

Action by Stockholders Without A Meeting. The DGCL provides that, unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting only if consents in writing setting forth the action are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Our restated certificate of incorporation expressly denies such power of stockholders to consent in writing, without a meeting, to the taking of any such action.

Business Combinations With Certain Persons. Our restated certificate of incorporation provides that certain business combinations (for example, mergers, share exchanges and significant asset sales) involving “principal shareholders” of the Company require, in addition to any vote required by law or otherwise, the approval of the holders of at least 80% of the outstanding shares of stock entitled to vote generally in the election of directors. This provision in our restated certificate of incorporation shall not apply to a business combination which is approved by two-thirds of those members of the Board of Directors who were directors prior to the time when the principal shareholder became a principal shareholder. A “principal shareholder” for purposes of this provision generally means (i) any person or entity which, together with its affiliates and associates, beneficially owns 10% or more of the outstanding shares of stock entitled to vote generally in the election of our directors, and (ii) any affiliate or associate of any such person or entity.

In addition to the conditions discussed above, those imposed by law or otherwise, no business combination shall be effected unless: (i) the ratio of (a) the aggregate amount of the cash and the fair market value of the other consideration to be received per share by the stockholders in the business combination to (b) the “Market Price” (as defined in Article XV of our restated certificate of incorporation) of the common stock of the Company immediately prior to the announcement of the business combination or the solicitation of the stockholders regarding the business combination, whichever is first, shall be at least as great as the ratio of (x) the highest price per share previously paid by the principal shareholder to (y) the Market Price of the common stock on the trading date immediately prior to the earliest date on which the principal shareholder purchased any shares of the common stock during the two year period prior to the date on which the principal shareholder acquired the shares of common stock owned for which it paid the highest price per share or if the principal shareholder did not purchase any common stock during this two year period, the Market Price of the common stock on the date of two years prior to the date on which the principal shareholder acquired the common stock for which it paid the highest price per share; (ii) the aggregate amount of the cash and the fair market value of the other consideration to be received per share by the stockholders in the business combination shall be no less than the highest price per share previously paid by the principal shareholder for any of the shares of common stock owned by the principal shareholder; and (iii) the consideration to be received by the stockholders in the business combination shall be in the same form and of the same kind as the consideration paid by the principal shareholder in acquiring the majority of the shares of common stock already owned by the principal shareholder.

The DGCL also contains a business combination statute that prohibits a business combination between a corporation and an interested stockholder (subject to certain exceptions, one who beneficially owns 15% or more of the voting stock of the corporation or is an affiliate or associate of the corporation and beneficially owns 15% or more of the voting stock of the corporation at any time within the three-year period immediately prior to the date of such determination of being an interested stockholder) for a period of three years after the interested stockholder first becomes an interested stockholder, unless, among other exceptions, (i) the transaction has been approved by the board of directors before the interested stockholder became an interested stockholder, (ii) once the stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation (excluding shares owned by directors or officers or shares owned in employee stock plans), (iii) the corporation has exempted itself from the statute pursuant to a provision in its certificate of incorporation or bylaws, or (iv) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual meeting of stockholders (not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock other than shares owned by the interested stockholder and its affiliates and associates. We are subject to the Delaware business combination statute.

Amendment of Certificate of Incorporation and Bylaws. Our restated certificate of incorporation generally may be amended upon approval by our Board of Directors and the holders of a majority of the outstanding shares of our common stock (except as otherwise described below). The amendment of the provisions of our restated certificate of incorporation pertaining to certain business combinations, as described beginning on page 32 above under “—Business Combinations with Certain Persons,” also requires the approval of the holders of at least 80% of the outstanding shares of stock entitled to vote generally in the election of directors. In addition, an amendment of certain other provisions of our restated certificate of incorporation, including the number, classification, election and removal of directors, also requires the affirmative vote of the holders of at least 80% of the total votes to which all of the shares then entitled to vote at a meeting of stockholders called for an election of directors are entitled.

Our bylaws may be amended either by our Board of Directors or by our stockholders by the vote of the holders of at least 80% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Advance Notice Provisions. Our restated certificate of incorporation provides that we must receive written notice of any stockholder proposal for business at an annual meeting of stockholders not less than 30 days or more than 60 days before any such annual meeting. Our restated certificate of incorporation also provides that we must receive written notice of any stockholder director nomination for a meeting of stockholders not less than 30 days or more than 60 days before the date of the meeting.

Transfer Agent

The transfer agent and registrar for our common stock is Registrar and Transfer Company.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement between the Company and Raymond James & Associates, Inc., who we refer to as the underwriter, the underwriter has agreed to purchase from us shares of common stock.

The underwriting agreement provides that the underwriter’s obligations to purchase the shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

●	the representations and warranties made by us to the underwriter are true;

●	there is no material adverse change in the financial markets; and

●	we deliver customary closing documents and legal opinions to the underwriter.

The underwriter is committed to purchase and pay for all of the shares of common stock being offered by this prospectus, if any such shares of common stock are purchased. However, the underwriter is not obligated to purchase or pay for the shares of common stock covered by the underwriter’s over-allotment option described below, unless and until the underwriter exercises such option.

The shares of common stock are being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by the underwriter, subject to approval of certain legal matters by counsel for the underwriter and other conditions. The underwriter reserves the right to withdraw, cancel, or modify this offering and to reject orders in whole or in part.

Our common stock is listed on the NASDAQ Global Market under the symbol “GFED.”

Commissions and Expenses

The underwriter proposes to offer shares of our common stock directly to the public at $         per share and to certain dealers at such price less a concession not in excess of $         per share. The underwriter may allow, and such dealers may reallow, a concession not in excess of $         per share to other dealers. If all of the shares of our common stock are not sold at the public offering price, the underwriter may change the public offering price and the other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriter. These amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option.

	Per share	Total Without Over-Allotment	Total With Over-Allotment
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds to us (before expenses)[1]	$	$	$

________________________________________

1 The underwriting discount will be $         per share, except with respect to shares sold to our directors and executive officers for up to an aggregate purchase price of $500,000 for which the underwriting discount will be $         per share.

In addition to the underwriting discount, the underwriting agreement will provide that we will reimburse the underwriter for their reasonable attorneys’ fees and out-of-pocket expenses incurred in connection with this engagement, up to a maximum aggregate amount of $        . We estimate that the total expenses of the offering payable by us, excluding the underwriting discount, will be approximately $        .

Over-allotment Option

We have granted to the underwriter an over-allotment option, exercisable no later than 30 days from the date of this prospectus, to purchase up to an aggregate of         additional shares of our common stock at the public offering price, less the underwriting discount and commission set forth on the cover page of this prospectus. To the extent that the underwriter exercises its over-allotment option, the underwriter will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase the additional shares of our common stock in proportion to their respective initial purchase amounts. We will be obligated to sell the shares of our common stock to the underwriter to the extent the over-allotment option is exercised. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of the shares of our common stock offered by this prospectus.

Lock-Up Agreements

Our directors and executive officers have agreed that for a period of 90 days from the date of this prospectus, none of our executive officers or directors will, without the prior written consent of the underwriter, subject to certain exceptions, sell, offer to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock. The underwriter, in its sole discretion, may release the securities subject to these lock-up agreements at any time without notice.

Indemnity

We have agreed to indemnify the underwriter and persons who control the underwriter against liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●

Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.

●

Covering transactions involve the purchase of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

●

Penalty bids permit the underwriter to reclaim a selling concession from a selected dealer when our common stock originally sold by the selected dealer is purchased in a stabilizing covering transaction to cover short positions.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Other Considerations

The underwriter and its affiliates may in the future from time to time provide investment banking and other financing and banking services to us, for which they may in the future receive, customary fees and reimbursement for their expenses.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus and certain other legal matters will be passed upon for us by Husch Blackwell LLP. Certain legal matters relating to this offering will be passed upon for the underwriter by Barack Ferrazzano Kirschbaum & Nagelberg LLP.

EXPERTS

Our consolidated financial statements as of December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012 have been incorporated by reference in this prospectus in reliance upon the report of BKD, LLP, registered independent public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

  Shares of Common Stock

Guaranty Federal Bancshares, Inc.

PROSPECTUS

RAYMOND JAMES

                  , 2013

Until _____________, 2013, all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities covered by the registration statement of which this prospectus is a part. Guaranty Federal Bancshares, Inc. (the “Registrant”) will bear all of these expenses.

Registration fee under the Securities Act	$3,137
FINRA Filing Fee	3,950
Legal fees and expenses*
Accounting fees and expenses*
Transfer agent and registrar fees
Printing and other miscellaneous fees and expenses*
Total
*Estimated solely for the purpose of this Item. Actual expenses may be more or less.

Item 14.	Indemnification of Officers and Directors

As permitted by Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”), our restated certificate of incorporation includes a provision that eliminates the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability of a director (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not made in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to further eliminate or limit the personal liability of directors, then the liability of a director of the Registrant shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves an unlawful payment of dividends or an unlawful purchase or redemption of stock, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The indemnification provisions in our restated certificate of incorporation may be sufficiently broad to indemnify the officers and directors of the Registrant under certain circumstances from liabilities arising under the Securities Act of 1933 (the “Securities Act”). As permitted by Section 145 of the DGCL, our restated certificate of incorporation provides that in the case of a threatened, pending or completed action or suit by or in the right of the Registrant against any person who is or was a director or officer of the Registrant by reason of such person holding such position, the Registrant shall indemnify such person for expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of the action or suit; provided that such person is successful on the merits or otherwise or such person acted in good faith in the transaction which is the subject of such action or suit, and in the manner such person reasonably believed to be in or not opposed to, the best interest of the Registrant, including, but not limited to, the taking of any and all actions in connection with the Registrant’s response to any tender offer or any offer or proposal of another party to engage in a Business Combination (as such term is defined in Article XIV of the restated certificate of incorporation) not approved by the Board of Directors. However, such director or officer shall not be indemnified in respect of any claim, issue or matter as to which such person has been adjudged liable to the Registrant unless (and only to the extent that) the Court of Chancery or the court in which the suit was brought shall determine, upon application, that despite the adjudication, but in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

In addition, as permitted by Section 145 of the DGCL, our restated certificate of incorporation provides that in the case of a threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative), other than a suit by or in the right of the Registrant, against any person who is or was a director or officer of the Registrant by reason of such person holding such position, the Registrant shall indemnify such person for amounts actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, including, but not limited to, expenses (including attorneys’ fees), amounts paid in settlement, judgments and fines; provided that such person is successful on the merits or otherwise or such person acted in good faith in the transaction which is the subject of such suit, and in the manner such person reasonably believed to be in or not opposed to, the best interest of the Registrant, including, but not limited to, the taking of any and all actions in connection with the Registrant’s response to any tender offer or any offer or proposal of another party to engage in a Business Combination (as such term is defined in Article XIV of the restated certificate of incorporation) not approved by the Board of Directors, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. The termination of such suit by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, in itself, create a presumption that such officer or director failed to satisfy the standard described above.

Unless ordered by a court, indemnification may be made only following a determination that such indemnification is permissible because the person being indemnified has met the requisite standard of conduct. Such determination may be made (i) by a majority vote of a quorum of the corporation’s directors who are not parties to such proceeding; or (ii) by independent legal counsel (appointed by a majority of the disinterested directors of the Registrant, whether or not a quorum) in a written opinion; or (iii) by the stockholders.

Our restated certificate of incorporation also provides that (i) the Registrant may pay in advance any expenses (including attorneys’ fees) which may become subject to indemnification, but only if the officer or director receiving such payment undertakes in writing to repay the same if it is ultimately determined that such person is not entitled to indemnification by the Registrant, (ii) if Delaware law is amended to permit further indemnification of directors and officers of the Registrant, then the Registrant shall indemnify such persons to the fullest extent permitted by Delaware law, as so amended, (iii) the indemnification and advancement of expenses provided for in our restated certificate of incorporation or otherwise granted pursuant to Delaware law shall not be exclusive of any other rights to which a director or officer may be entitled, (iv) any repeal or modification of the applicable provisions of our restated certificate of incorporation by the stockholders of the Registrant shall not adversely affect any right or protection of a director or officer existing at the time or such repeal or modification, and (v) the Registrant may purchase and maintain insurance on behalf of any person who holds or who has held a director or officer position against any liability asserted against and incurred by such person in any such position, or arising out of his or her status as such, whether or not the Registrant would have power to indemnify such director or officer against such liability under the restated certificate of incorporation.

In addition to the above and as approved by the Registrant’s Board of Directors, the Registrant maintains director and officer liability insurance indemnifying the directors and officers of the Registrant for certain liability incurred by them.

Item 15.	Recent Sales of Unregistered Securities

Not applicable.

Item 16.	Exhibits

The following exhibits are filed with or incorporated by reference into this registration statement:

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Form of Underwriting Agreement*

3(i).1	Restated Certificate of Incorporation of the Registrant (1)

3(i).2	Certificate of Designations containing the terms of the Registrant’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (2)

3(ii)	Bylaws, as amended, of the Registrant (3)

4.1

Form of Certificate for the Series A Preferred Stock (4)

The Company hereby agrees to furnish the SEC upon request, copies of (i) the instruments defining the rights of the holders of each issue of its junior subordinated debentures and (ii) the repurchase agreements between the Company and Barclay’s Capital, Inc. dated September 2007 and January 2008.

5.1	Opinion of Husch Blackwell LLP*

10.1	1994 Stock Option Plan **(6)

10.2	Recognition and Retention Plan **(7)

10.3	1998 Stock Option Plan **(8)

10.4	Restricted Stock Plan **(9)

10.5	Form of Change in Control Severance Agreement **(9)

10.6	2000 Stock Compensation Plan **(9)

10.7	2001 Stock Compensation Plan **(9)

10.8	2003 Stock Option Agreement **(10)

10.9	2004 Stock Option Agreement dated March 9, 2004 between the Company and Shaun A. Burke **(11)

10.10	2004 Stock Option Plan **(12)

10.11	Form of Incentive Stock Option Agreement under the 2004 Stock Option Plan **(16)

10.12	Form of Non-Incentive Stock Option Agreement under the 2004 Stock Option Plan **(17)

10.13	Form of Incentive Stock Option Agreement under the 1994 Stock Option Plan **(13)

10.14	Form of Non-Incentive Stock Option Agreement under the 1994 Stock Option Plan **(14)

10.15	Incentive Stock Option Agreement dated March 17, 2005 between the Company and Shaun A. Burke (issued pursuant to the 2001 Stock Option Plan) **(15)

10.16	Written Description of Compensatory Arrangement with Chief Operating Officer and Chief Financial Officer **(16)

10.17	Written Description of 2007 Executive Incentive Compensation Annual Plan-President and Chief Executive Officer **(19)

10.18	Written Description of 2008 Executive Incentive Compensation Annual Plan-President and Chief Executive Officer **(20)

10.19	Written Description of 2008 Executive Incentive Compensation Annual Plan-Chief Financial Officer **(21)

10.20

Letter Agreement dated January 30, 2009, including Securities Purchase Agreement – standard terms incorporated by reference therein, between the Company and the United States Department of the Treasury, with respect to the issuance and sale of Series A Preferred Stock and the Warrant (22)

10.21	Amendment and Waiver Regarding Compensation Arrangements dated January 28, 2009 by and among the Bank, the Company and its Senior Executive Officers **(23)

10.22	Written Description of 2009 Executive Incentive Compensation Annual Plan-President and Chief Executive Officer **(24)

10.23	Written Description of 2009 Executive Incentive Compensation Annual Plan-Chief Financial Officer and Chief Operating Officer **(25)

10.24	Written Description of 2009 Executive Incentive Compensation Annual Plan-Chief Lending Officer **(26)

10.25	Written Description of 2010 Executive Incentive Compensation Annual Plans-Chief Financial, Chief Lending and Chief Credit Officers **(27)

10.26	Written Description of 2010 Executive Incentive Compensation Annual Plans-Chief Operating Officer **(28)

10.27	Guaranty Federal Bancshares, Inc. 2010 Equity Plan **(29)

10.28	Written Description of 2011 Executive Incentive Compensation Annual Plans-Chief Executive, Chief Financial, Chief Operating, Chief Lending and Chief Credit Officers **(30)

10.29	Written Description of 2012 Executive Incentive Compensation Annual Plan – President and Chief Executive, Chief Financial, Chief Operating, Chief Lending and Chief Credit Officers **(31)

10.30	Form of restricted stock award agreement – President and Chief Executive Officer **(32)

10.31	Form of restricted stock award agreement – Executive Officers **(33)

10.32	Letter Agreement dated June 13, 2012 between the Registrant and the United States Department of the Treasury (5)

10.33	Written description of 2013 Executive Incentive Compensation Annual Plans – Chief Executive, Chief Financial, Chief Operating, Chief Lending and Chief Credit Officers (34)

10.34	Warrant Repurchase Letter Agreement dated May 15, 2013 (35)

11	Computation of per share earnings (36)

13	Annual Report to Stockholders for the fiscal period ended December 31, 2012 (only those portions incorporated by reference in the Form 10-K document are deemed “filed”) (37)

21	List of Subsidiaries

23.1	Consent of BKD, LLP

23.2	Consent of Husch Blackwell LLP (included in Exhibit 5.1)*

24.1	Power of attorney (contained in the signature page of the registration statement on Form S-1 filed on September 27, 2013)

*      To be filed by amendment

**     Management contract or compensatory plan or arrangement

________________

(1)	Filed as Exhibit 3(i) to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 1998 (SEC File No. 0-23325) and incorporated herein by reference.

(2)	Filed as Exhibit 3.1 to the Current Report on Form 8-K filed by the Registrant on February 3, 2009 and incorporated herein by reference.

(3)	Filed as Exhibit 3.1 to the Current Report on Form 8-K filed by the Registrant on December 3, 2007 and incorporated herein by reference.

(4)	Filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the Registrant on February 3, 2009 and incorporated herein by reference.

(5)	Filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on June 14, 2012 and incorporated herein by reference.

(6)	Filed as Exhibit 10.1 of the Registration Statement on Form S-1 filed by the Registrant on September 23, 1997 (SEC File No. 333-36141) and incorporated herein by reference.

(7)	Filed as Exhibit 10.2 of the Registration Statement on Form S-1 filed by the Registrant on September 23, 1997 (SEC File No. 333-36141) and incorporated herein by reference.

(8)	Filed as Exhibit 4 to the Form S-8 Registration Statement filed by the Registrant on March 6, 2002 (SEC File No. 333-83822) and incorporated herein by reference.

(9)	Filed as an exhibit to the Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (SEC File No. 0-23325) and incorporated herein by reference.

(10)

Filed as Exhibit 10.8 to the Annual Report on Form 10-K for the transition period ended December 31, 2003 filed by the Registrant on March 30, 2004 (SEC File No. 0-23325) and incorporated herein by reference.

(11)	Filed as Exhibit 10.10 to the Current Report on Form 8-K filed by the Registrant on January 24, 2005 (SEC File No. 0-23325) and incorporated herein by reference.

(12)	Filed as Appendix A to the proxy statement for the annual meeting of stockholders held on May 19, 2004 (SEC File No. 0-23325) and incorporated herein by reference.

(13)	Filed as Exhibit 4.2 to the Form S-8 Registration Statement filed by the Registrant on March 3, 1998 (SEC File No. 333-47241) and incorporated herein by reference.

(14)	Filed as Exhibit 4.3 to the Form S-8 Registration Statement filed by the Registrant on March 3, 1998 (SEC File No. 333-47241) and incorporated herein by reference.

(15)	Filed as Exhibit 10.16 to the Current Report on Form 8-K filed by the Registrant on March 22, 2005 (SEC File No. 0-23325) and incorporated herein by reference.

(16)	Filed as Exhibit 10.12 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed by the Registrant on March 30, 2005 and incorporated herein by reference.

(17)	Filed as Exhibit 10.13 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed by the Registrant on March 30, 2005 and incorporated herein by reference.

(18)	Filed as Exhibit 10.19 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed by the Registrant on March 31, 2006 and incorporated herein by reference.

(19)	Filed as Exhibit 10.20 to the Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2007 filed by the Registrant on November 14, 2007 and incorporated herein by reference.

(20)	Filed as Exhibit 10.21 to the Current Report on Form 8-K filed by the Registrant on December 27, 2007 and incorporated herein by reference.

(21)	Filed as Exhibit 10.22 to the Current Report on Form 8-K filed by the Registrant on December 27, 2007 and incorporated herein by reference.

(22)	Filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on February 3, 2009 and incorporated herein by reference.

(23)	Filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Registrant on February 3, 2009 and incorporated herein by reference.

(24)	Filed as Exhibit 10.23 to the Current Report on Form 8-K filed by the Registrant on February 9, 2009 and incorporated herein by reference.

(25)	Filed as Exhibit 10.24 to the Current Report on Form 8-K filed by the Registrant on February 9, 2009 and incorporated herein by reference.

(26)	Filed as Exhibit 10.25 to the Current Report on Form 8-K filed by the Registrant on February 9, 2009 and incorporated herein by reference.

(27)	Filed as Exhibits 10.1 through 10.3 to the Current Report on Form 8-K filed by the Registrant on February 2, 2010 and incorporated herein by reference.

(28)	Filed as Exhibit 10.4 to the Current Report on Form 8-K filed by the Registrant on April 26, 2010 and incorporated herein by reference.

(29)	Filed as Exhibit 99.1 to the Form S-8 Registration Statement filed by the Registrant on October 29, 2010 (SEC File No. 333-170205) and incorporated herein by reference.

(30)	Filed as Exhibits 10.1 through 10.5 to the Current Report on Form 8-K filed by the Registrant on February 28, 2011 and incorporated herein by reference.

(31)	Filed as Exhibit 10.1 through 10.5 to the Current Report on Form 8-K filed by the Registrant on February 2, 2012 and incorporated herein by reference.

(32)	Filed as Exhibit 10.6 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 filed by the Registrant on May 14, 2012 and incorporated herein by reference.

(33)	Filed as Exhibit 10.7 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 filed by the Registrant on May 14, 2012 and incorporated herein by reference.

(34)	Filed as Exhibits 10.1 through 10.5 to the Current Report on Form 8-K filed by the Registrant on February 8, 2013 and incorporated herein by reference.

(35)	Filed as Exhibit 10.1 to the Current Report on Form 8-K by the Registrant on May 15, 2013 and incorporated herein by reference.

(36)	Filed as Exhibit 11 to the Annual Report on 10-K for the year ended December 31, 2012 filed by the Registrant on March 28, 2013 and incorporated herein by reference.

(37)	Filed as Exhibit 13 to the Annual Report on 10-K for the year ended December 31, 2012 filed by the Registrant on March 28, 2013 and incorporated herein by reference.

Item 17.	Undertakings

(1)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2)     The undersigned registrant hereby undertakes that:

(i)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Springfield, State of Missouri, on the 16th day of December, 2013.

GUARANTY FEDERAL BANCSHARES, INC.

By:	/s/Shaun A. Burke
Shaun A. Burke
President and Chief Executive Officer
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Shaun A. Burke	/s/ Carter Peters
Shaun A. Burke	Carter Peters
President and Chief Executive Officer and Director	EVP and Chief Financial Officer
(Principal Executive Officer)	(Principal Accounting and Financial Officer)
Date: December 16, 2013	Date: December 16, 2013

*	*
Tim Rosenbury	James R. Batten
Director	Director
Date: December 16, 2013	Date: December 16, 2013

*	*
John F. Griesemer	Don M. Gibson
Director	Chairman of the Board and Director
Date: December 16, 2013	Date: December 16, 2013

*	*
Gregory V. Ostergren	James L. Sivils, III
Director	Director
Date: December 16, 2013	Date: December 16, 2013

*	*
Kurt D. Hellweg	Jack L. Barham
Director	Director
Date: December 16, 2013	Date: December 16, 2013

* By: /s/ Shaun A. Burke

  Shaun A. Burke

Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Form of Underwriting Agreement*

3(i).1	Restated Certificate of Incorporation of the Registrant (1)

3(i).2	Certificate of Designations containing the terms of the Registrant’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (2)

3(ii)	Bylaws, as amended, of the Registrant (3)

4.1	Form of Certificate for the Series A Preferred Stock (4)

The Company hereby agrees to furnish the SEC upon request, copies of (i) the instruments defining the rights of the holders of each issue of its junior subordinated debentures and (ii) the repurchase agreements between the Company and Barclay’s Capital, Inc. dated September 2007 and January 2008.

5.1	Opinion of Husch Blackwell LLP*

10.1	1994 Stock Option Plan **(6)

10.2	Recognition and Retention Plan **(7)

10.3	1998 Stock Option Plan **(8)

10.4	Restricted Stock Plan **(9)

10.5	Form of Change in Control Severance Agreement **(9)

10.6	2000 Stock Compensation Plan **(9)

10.7	2001 Stock Compensation Plan **(9)

10.8	2003 Stock Option Agreement **(10)

10.9	2004 Stock Option Agreement dated March 9, 2004 between the Company and Shaun A. Burke **(11)

10.10	2004 Stock Option Plan **(12)

10.11	Form of Incentive Stock Option Agreement under the 2004 Stock Option Plan **(16)

10.12	Form of Non-Incentive Stock Option Agreement under the 2004 Stock Option Plan **(17)

10.13	Form of Incentive Stock Option Agreement under the 1994 Stock Option Plan **(13)

10.14	Form of Non-Incentive Stock Option Agreement under the 1994 Stock Option Plan **(14)

10.15	Incentive Stock Option Agreement dated March 17, 2005 between the Company and Shaun A. Burke (issued pursuant to the 2001 Stock Option Plan) **(15)

10.16	Written Description of Compensatory Arrangement with Chief Operating Officer and Chief Financial Officer **(16)

10.17	Written Description of 2007 Executive Incentive Compensation Annual Plan-President and Chief Executive Officer **(19)

10.18	Written Description of 2008 Executive Incentive Compensation Annual Plan-President and Chief Executive Officer **(20)

10.19	Written Description of 2008 Executive Incentive Compensation Annual Plan-Chief Financial Officer **(21)

10.20

Letter Agreement dated January 30, 2009, including Securities Purchase Agreement – standard terms incorporated by reference therein, between the Company and the United States Department of the Treasury, with respect to the issuance and sale of Series A Preferred Stock and the Warrant (22)

10.21	Amendment and Waiver Regarding Compensation Arrangements dated January 28, 2009 by and among the Bank, the Company and its Senior Executive Officers **(23)

10.22	Written Description of 2009 Executive Incentive Compensation Annual Plan-President and Chief Executive Officer **(24)

10.23	Written Description of 2009 Executive Incentive Compensation Annual Plan-Chief Financial Officer and Chief Operating Officer **(25)

10.24	Written Description of 2009 Executive Incentive Compensation Annual Plan-Chief Lending Officer **(26)

10.25	Written Description of 2010 Executive Incentive Compensation Annual Plans-Chief Financial, Chief Lending and Chief Credit Officers **(27)

10.26	Written Description of 2010 Executive Incentive Compensation Annual Plans-Chief Operating Officer **(28)

10.27	Guaranty Federal Bancshares, Inc. 2010 Equity Plan **(29)

10.28	Written Description of 2011 Executive Incentive Compensation Annual Plans-Chief Executive, Chief Financial, Chief Operating, Chief Lending and Chief Credit Officers **(30)

10.29	Written Description of 2012 Executive Incentive Compensation Annual Plan – President and Chief Executive, Chief Financial, Chief Operating, Chief Lending and Chief Credit Officers **(31)

10.30	Form of restricted stock award agreement – President and Chief Executive Officer **(32)

10.31	Form of restricted stock award agreement – Executive Officers **(33)

10.32	Letter Agreement dated June 13, 2012 between the Registrant and the United States Department of the Treasury (5)

10.33	Written description of 2013 Executive Incentive Compensation Annual Plans – Chief Executive, Chief Financial, Chief Operating, Chief Lending and Chief Credit Officers (34)

10.34	Warrant Repurchase Letter Agreement dated May 15, 2013 (35)

11	Computation of per share earnings (36)

13	Annual Report to Stockholders for the fiscal period ended December 31, 2012 (only those portions incorporated by reference in the Form 10-K document are deemed “filed”) (37)

21	List of Subsidiaries

23.1	Consent of BKD, LLP

23.2	Consent of Husch Blackwell LLP (included in Exhibit 5.1)*

24.1	Power of attorney (contained in the signature page of the registration statement on Form S-1 filed on September 27, 2013)

*      To be filed by amendment

**    Management contract or compensatory plan or arrangement

________________

(1)	Filed as Exhibit 3(i) to the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 1998 (SEC File No. 0-23325) and incorporated herein by reference.

(2)	Filed as Exhibit 3.1 to the Current Report on Form 8-K filed by the Registrant on February 3, 2009 and incorporated herein by reference.

(3)	Filed as Exhibit 3.1 to the Current Report on Form 8-K filed by the Registrant on December 3, 2007 and incorporated herein by reference.

(4)	Filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the Registrant on February 3, 2009 and incorporated herein by reference.

(5)	Filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on June 14, 2012 and incorporated herein by reference.

(6)	Filed as Exhibit 10.1 of the Registration Statement on Form S-1 filed by the Registrant on September 23, 1997 (SEC File No. 333-36141) and incorporated herein by reference.

(7)	Filed as Exhibit 10.2 of the Registration Statement on Form S-1 filed by the Registrant on September 23, 1997 (SEC File No. 333-36141) and incorporated herein by reference.

(8)	Filed as Exhibit 4 to the Form S-8 Registration Statement filed by the Registrant on March 6, 2002 (SEC File No. 333-83822) and incorporated herein by reference.

(9)	Filed as an exhibit to the Annual Report on Form 10-K for the fiscal year ended June 30, 2001 (SEC File No. 0-23325) and incorporated herein by reference.

(10)

Filed as Exhibit 10.8 to the Annual Report on Form 10-K for the transition period ended December 31, 2003 filed by the Registrant on March 30, 2004 (SEC File No. 0-23325) and incorporated herein by reference.

(11)	Filed as Exhibit 10.10 to the Current Report on Form 8-K filed by the Registrant on January 24, 2005 (SEC File No. 0-23325) and incorporated herein by reference.

(12)	Filed as Appendix A to the proxy statement for the annual meeting of stockholders held on May 19, 2004 (SEC File No. 0-23325) and incorporated herein by reference.

(13)	Filed as Exhibit 4.2 to the Form S-8 Registration Statement filed by the Registrant on March 3, 1998 (SEC File No. 333-47241) and incorporated herein by reference.

(14)	Filed as Exhibit 4.3 to the Form S-8 Registration Statement filed by the Registrant on March 3, 1998 (SEC File No. 333-47241) and incorporated herein by reference.

(15)	Filed as Exhibit 10.16 to the Current Report on Form 8-K filed by the Registrant on March 22, 2005 (SEC File No. 0-23325) and incorporated herein by reference.

(16)	Filed as Exhibit 10.12 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed by the Registrant on March 30, 2005 and incorporated herein by reference.

(17)	Filed as Exhibit 10.13 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed by the Registrant on March 30, 2005 and incorporated herein by reference.

(18)	Filed as Exhibit 10.19 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed by the Registrant on March 31, 2006 and incorporated herein by reference.

(19)	Filed as Exhibit 10.20 to the Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2007 filed by the Registrant on November 14, 2007 and incorporated herein by reference.

(20)	Filed as Exhibit 10.21 to the Current Report on Form 8-K filed by the Registrant on December 27, 2007 and incorporated herein by reference.

(21)	Filed as Exhibit 10.22 to the Current Report on Form 8-K filed by the Registrant on December 27, 2007 and incorporated herein by reference.

(22)	Filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on February 3, 2009 and incorporated herein by reference.

(23)	Filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Registrant on February 3, 2009 and incorporated herein by reference.

(24)	Filed as Exhibit 10.23 to the Current Report on Form 8-K filed by the Registrant on February 9, 2009 and incorporated herein by reference.

(25)	Filed as Exhibit 10.24 to the Current Report on Form 8-K filed by the Registrant on February 9, 2009 and incorporated herein by reference.

(26)	Filed as Exhibit 10.25 to the Current Report on Form 8-K filed by the Registrant on February 9, 2009 and incorporated herein by reference.

(27)	Filed as Exhibits 10.1 through 10.3 to the Current Report on Form 8-K filed by the Registrant on February 2, 2010 and incorporated herein by reference.

(28)	Filed as Exhibit 10.4 to the Current Report on Form 8-K filed by the Registrant on April 26, 2010 and incorporated herein by reference.

(29)	Filed as Exhibit 99.1 to the Form S-8 Registration Statement filed by the Registrant on October 29, 2010 (SEC File No. 333-170205) and incorporated herein by reference.

(30)	Filed as Exhibits 10.1 through 10.5 to the Current Report on Form 8-K filed by the Registrant on February 28, 2011 and incorporated herein by reference.

(31)	Filed as Exhibit 10.1 through 10.5 to the Current Report on Form 8-K filed by the Registrant on February 2, 2012 and incorporated herein by reference.

(32)	Filed as Exhibit 10.6 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 filed by the Registrant on May 14, 2012 and incorporated herein by reference.

(33)	Filed as Exhibit 10.7 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 filed by the Registrant on May 14, 2012 and incorporated herein by reference.

(34)	Filed as Exhibits 10.1 through 10.5 to the Current Report on Form 8-K filed by the Registrant on February 8, 2013 and incorporated herein by reference.

(35)	Filed as Exhibit 10.1 to the Current Report on Form 8-K by the Registrant on May 15, 2013 and incorporated herein by reference.

(36)	Filed as Exhibit 11 to the Annual Report on 10-K for the year ended December 31, 2012 filed by the Registrant on March 28, 2013 and incorporated herein by reference.

(37)	Filed as Exhibit 13 to the Annual Report on 10-K for the year ended December 31, 2012 filed by the Registrant on March 28, 2013 and incorporated herein by reference.